04043330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
(Exact Name of Registrant as Specified in Charter)

0000809940
(Registrant CIK Number)

Form 8-K for September 16, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-112231
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

118612 Fieldstone 2004-4
Form SE re Computational Materials

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 16, 2004.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name:
Title:

Matthew Whalen
Authorized Signatory

118612 Fieldstone 2004-4
Form SE re Computational Materials

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-4

ABS New Transaction

Computational Materials

$[ ] (approximate)
Fieldstone Mortgage Investment Trust
Series 2004-4

FIELDSTONE
INVESTMENT CORPORATION

Fieldstone Investment Corp.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Mortgage Investors
Depositor

Chase Mortgage
Sub-Servicer

September 14, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Merrill Lynch

COMPUTATIONAL MATERIALS FOR FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-4 MORTGAGE LOAN COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance	$885,082,670
Aggregate Original Principal Balance	$885,339,587
Number of Mortgage Loans	4,649

	Minimum	Maximum	Average [1]
Original Principal Balance	$30,000	$700,000	$190,437
Outstanding Principal Balance	$29,966	$700,000	$190,381
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	353	360	359
Loan Age (mos)	0	7	1
Current Interest Rate	4.990%	9.950%	7.049%
Initial Interest Rate Cap [3]	2.000%	3.000%	3.000%
Periodic Rate Cap [3]	1.000%	2.000%	1.000%
Gross Margin [3]	2.000%	7.050%	5.795%
Maximum Mortgage Rate [3]	10.990%	15.950%	13.049%
Minimum Mortgage Rate [3]	4.990%	9.950%	7.049%
Months to Roll [3]	17	58	24
Original Loan-to-Value	19.48%	95.00%	82.09%
Credit Score [4]	500	817	652

	Earliest	Latest
Maturity Date	02/01/34	10/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	92.25%
Second Home	0.35%
Investment	7.40%

Loan Purpose	Percent of Mortgage Pool
Purchase	65.70%
Refinance - Rate Term	12.84%
Refinance - Cashout	21.45%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	43.03%
Interest-Only	56.97%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.27%
Single Family Detached	71.63%
Rowhouse	0.10%
Townhouse	0.21%
Condominium	9.79%
Two-to-Four Family	2.72%
Planned Unit Development	15.27%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	336	$87,518,634	9.89%	5.821%	684	$260,472	80.44%	57.52%
6.001% to 6.500%	710	170,464,157	19.26	6.344	678	240,090	81.48	43.92
6.501% to 7.000%	1215	259,296,370	29.30	6.829	662	213,413	82.29	36.96
7.001% to 7.500%	796	143,673,232	16.23	7.318	646	180,494	82.87	40.00
7.501% to 8.000%	805	127,548,835	14.41	7.807	625	158,446	82.95	42.67
8.001% to 8.500%	401	54,417,848	6.15	8.309	603	135,705	83.23	48.34
8.501% to 9.000%	260	30,576,049	3.45	8.778	579	117,600	81.05	57.36
9.001% to 9.500%	83	7,854,362	0.89	9.242	572	94,631	78.63	53.57
9.501% to 10.000%	43	3,733,183	0.42	9.797	556	86,818	73.95	57.41
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 4.990% per annum to 9.950% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 7.049% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	4,649	$885,082,670	100.00%	7.049%	652	$190,381	82.09%	43.29%
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 353 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	138	$5,879,740	0.66%	8.258%	599	$42,607	75.81%	77.74%
$50,001 to $100,000	858	66,639,408	7.53	7.707	624	77,668	80.50	65.26
$100,001 to $150,000	1022	126,691,119	14.31	7.453	638	123,964	81.48	53.89
$150,001 to $200,000	819	142,799,886	16.13	7.139	639	174,359	82.37	52.53
$200,001 to $250,000	627	140,640,911	15.89	6.980	648	224,308	82.26	45.56
$250,001 to $300,000	481	131,075,409	14.81	6.826	656	272,506	82.18	35.89
$300,001 to $350,000	286	92,922,703	10.50	6.745	672	324,905	82.31	31.09
$350,001 to $400,000	222	83,406,018	9.42	6.725	672	375,703	83.43	32.31
$400,001 to $450,000	63	26,915,018	3.04	6.946	667	427,223	83.55	28.54
$450,001 to $500,000	89	42,768,021	4.83	6.767	674	480,540	81.82	26.73
$500,001 to $550,000	16	8,445,458	0.95	7.039	685	527,841	82.65	12.36
$550,001 to $600,000	15	8,646,715	0.98	6.717	660	576,448	81.53	27.12
$600,001 to $650,000	11	6,896,265	0.78	6.746	687	626,933	80.12	18.52
$650,001 to $700,000	2	1,356,000	0.15	6.274	663	678,000	80.00	0.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $29,966 to approximately $700,000 and the average outstanding principal balance of the Mortgage Loans was approximately $190,381.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	2,383	$359,521,607	40.62%	7.333%	631	$150,869	81.91%	51.50%
2/28 LIBOR IO ARM	2,036	485,873,897	54.90	6.851	667	238,641	82.22	35.21
3/27 LIBOR ARM	144	21,357,144	2.41	7.183	630	148,313	82.79	66.63
3/27 LIBOR IO ARM	84	18,059,504	2.04	6.572	659	214,994	81.21	64.26
5/25 Treasury IO ARM	2	270,517	0.03	6.583	718	135,259	87.77	0.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,840	$384,916,858	43.49%	6.843%	672	$209,194	83.54%	34.79%
Wall Street	1,109	230,378,753	26.03	6.872	693	207,736	80.27	18.63
Main Street	994	151,007,444	17.06	7.745	569	151,919	82.54	77.05
High Street	498	82,294,578	9.30	7.378	595	165,250	85.69	81.39
South Street	141	26354170	2.98	6.736	630	186909	62.69	44.63
42nd Street	67	10,130,866	1.14	6.633	658	151,207	83.02	100.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	276	$41,156,405	4.65%	7.026%	649	$149,117	82.57%	59.32%
Arkansas	41	3,795,381	0.43	7.636	613	92,570	84.50	56.41
California	1,355	377,663,523	42.67	6.691	668	278,718	81.29	32.41
Colorado	316	56,620,369	6.40	6.941	638	179,178	83.97	55.39
Connecticut	10	1,817,503	0.21	7.512	609	181,750	84.32	80.88
Delaware	1	113,507	0.01	6.990	643	113,507	80.00	100.00
District of Columbia	12	2,818,089	0.32	7.571	688	234,841	81.77	26.66
Florida	226	34,231,476	3.87	7.266	644	151,467	81.03	37.58
Georgia	64	8,954,055	1.01	7.397	654	139,907	83.81	55.01
Idaho	27	2,965,572	0.34	7.182	622	109,836	80.16	76.45
Illinois	497	84,319,978	9.53	7.559	641	169,658	83.16	48.94
Indiana	27	2,741,180	0.31	7.954	607	101,525	85.53	69.37
Iowa	102	8,916,723	1.01	8.237	603	87,419	84.60	81.84
Kansas	91	8,149,443	0.92	7.594	620	89,554	82.33	66.89
Kentucky	16	1,451,610	0.16	8.181	558	90,726	84.50	82.23
Louisiana	24	2,498,095	0.28	7.449	623	104,087	83.48	75.47
Maine	2	258,785	0.03	7.859	718	129,393	79.37	0.00
Maryland	98	21,076,052	2.38	7.531	655	215,062	80.67	38.44
Massachusetts	151	36,440,841	4.12	7.121	654	241,330	81.32	39.12
Michigan	82	12,629,975	1.43	7.331	621	154,024	83.99	58.44
Minnesota	68	11,704,427	1.32	6.980	655	172,124	83.44	43.23
Mississippi	9	1,090,412	0.12	7.530	622	121,157	78.83	54.23
Missouri	135	12,702,483	1.44	7.748	603	94,092	82.71	71.21
Nebraska	34	4,234,697	0.48	7.711	628	124,550	80.66	43.09
Nevada	59	13,144,898	1.49	7.292	640	222,795	82.59	51.98
New Hampshire	26	5,327,750	0.60	7.274	647	204,913	84.02	39.08
New Jersey	23	5,209,921	0.59	7.542	618	226,518	80.13	55.34
New Mexico	17	1,754,839	0.20	7.268	647	103,226	79.27	54.14
North Carolina	19	2,321,155	0.26	7.848	609	122,166	84.66	75.89
North Dakota	1	73,800	0.01	7.500	568	73,800	90.00	100.00
Ohio	3	405,002	0.05	7.637	614	135,001	87.71	77.10
Oklahoma	28	2,377,570	0.27	7.777	618	84,913	85.45	60.96
Oregon	14	2,065,151	0.23	7.515	613	147,511	83.97	56.03
Pennsylvania	18	1,817,028	0.21	7.923	600	100,946	82.86	74.27
Rhode Island	11	2,035,613	0.23	6.931	659	185,056	80.67	45.31
South Carolina	39	4,003,685	0.45	7.568	627	102,659	83.35	59.02
Tennessee	83	8,986,516	1.02	7.424	639	108,271	82.10	54.12
Texas	259	30,670,896	3.47	7.496	638	118,420	81.79	47.81
Utah	92	11,886,560	1.34	6.934	639	129,202	81.54	59.68
Virginia	84	18,012,986	2.04	7.342	658	214,440	84.46	35.89
Washington	178	32,724,270	3.70	6.901	634	183,844	83.01	55.45
West Virginia	4	336,555	0.04	8.737	580	84,139	73.83	71.51
Wisconsin	25	3,429,394	0.39	7.943	624	137,176	82.61	41.31
Wyoming	2	148,500	0.02	7.185	631	74,250	71.23	100.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

No more than approximately 0.54% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	38	$4,595,361	0.52%	7.051%	608	$120,931	42.34%	68.08%
50.01% to 55.00%	27	3,859,985	0.44	7.404	603	142,962	51.97	64.90
55.01% to 60.00%	36	4,341,132	0.49	7.422	591	120,587	58.27	51.62
60.01% to 65.00%	56	8,926,959	1.01	7.211	614	159,410	63.17	48.01
65.01% to 70.00%	177	28,000,058	3.16	7.378	611	158,192	68.88	48.13
70.01% to 75.00%	220	28,957,279	3.27	7.571	611	131,624	73.82	47.17
75.01% to 80.00%	2,197	435,131,909	49.16	6.856	672	198,057	79.83	29.68
80.01% to 85.00%	781	161,792,871	18.28	7.155	648	207,161	84.77	39.20
85.01% to 90.00%	987	185,951,696	21.01	7.195	624	188,401	89.78	70.66
90.01% to 95.00%	130	23,525,420	2.66	7.502	649	180,965	94.79	84.56
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 19.48% to 95.00% and the weighted average Original Loan-to-Value was approximately 82.09%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,904	$581,535,007	65.70%	6.928%	671	$200,253	82.40%	34.35%
Refinance - Cashout	1,095	189,888,113	21.45	7.316	612	173,414	81.21	59.94
Refinance - Rate Term	650	113,659,550	12.84	7.218	618	174,861	81.99	61.20
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	18	$2,367,178	0.27%	7.567%	658	$131,510	82.37%	43.83%
Single Family Detached	3,376	633,959,667	71.63	7.055	649	187,784	82.05	43.56
Rowhouse	6	911,816	0.10	7.381	673	151,969	80.68	35.89
Townhouse	15	1,862,254	0.21	7.229	672	124,150	81.86	37.72
Condominium	447	86,686,900	9.79	6.987	663	193,930	81.95	39.59
Two-to-Four Family	108	24,115,071	2.72	7.153	688	223,288	80.57	34.18
Planned Unit Development	679	135,179,784	15.27	7.028	649	199,087	82.65	46.14
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	2,333	$383,143,177	43.29%	7.043%	618	$164,228	83.41%	100.00%
Stated Income Wage Earner	1244	273,481,930	30.90	7.010	691	219,841	81.04	0.00
Stated Income Self Employed	677	147,143,643	16.62	7.154	673	217,347	79.96	0.00
12 Month Bank Statements	217	41,549,291	4.69	7.103	638	191,471	83.52	0.00
24 Month Bank Statement	151	33,881,814	3.83	6.900	635	224,383	83.29	0.00
Limited Documentation	20	4,618,306	0.52	7.039	648	230,915	81.59	0.00
1099	7	1,264,508	0.14	7.137	632	180,644	80.98	0.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	4,199	$816,510,959	92.25%	7.009%	649	$194,454	82.25%	44.01%
Investment	432	65,485,137	7.40	7.525	680	151,586	80.38	34.11
Second Home	18	3,086,573	0.35	7.344	661	171,476	77.23	46.82
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	1,759	$336,602,143	38.03%	7.043%	650	$191,360	81.86%	43.65%
1	1,820	345,554,652	39.04	7.007	654	189,865	82.09	42.40
2	1,010	193,109,968	21.82	7.125	649	191,198	82.49	45.12
3	50	8,517,686	0.96	7.169	666	170,354	82.28	24.65
4	7	731,542	0.08	7.970	597	104,506	78.76	54.85
6	1	348,000	0.04	6.150	782	348,000	80.00	0.00
7	2	218,679	0.02	8.330	556	109,339	88.33	23.61
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	926	$155,760,093	17.60%	7.642%	644	$168,207	82.40%	45.64%
6 Months	90	7,881,183	0.89	7.555	620	87,569	82.24	69.17
12 Months	58	13,775,476	1.56	7.564	655	237,508	81.58	29.88
18 Months	1	90,534	0.01	8.200	685	90,534	80.00	0.00
24 Months	3,135	624,147,976	70.52	6.915	655	199,090	82.01	41.66
30 Months	245	49,310,251	5.57	6.812	644	201,266	82.50	41.63
36 Months	194	34,117,157	3.85	6.794	644	175,862	81.69	64.35
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.29%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$175,608	0.02%	7.500%	0	$175,608	80.00%	0.00%
500 to 500	4	596,248	0.07	8.008	500	149,062	87.41	63.49
501 to 525	128	16,192,445	1.83	8.251	514	126,503	80.87	94.33
526 to 550	315	46,192,342	5.22	7.927	538	146,642	81.00	79.58
551 to 575	383	57,023,168	6.44	7.724	563	148,886	83.59	77.64
576 to 600	392	66,523,320	7.52	7.439	588	169,702	82.32	75.22
601 to 625	484	86,008,297	9.72	7.173	614	177,703	82.56	73.63
626 to 650	698	130,353,207	14.73	6.933	638	186,752	82.57	55.72
651 to 675	796	163,722,596	18.50	6.928	664	205,682	82.00	27.67
676 to 700	626	134,921,408	15.24	6.795	687	215,529	81.48	17.80
701 to 725	418	92,058,005	10.40	6.770	712	220,234	81.92	15.55
726 to 750	206	44,764,225	5.06	6.627	737	217,302	81.88	15.52
751 to 775	126	27,969,018	3.16	6.600	761	221,976	81.77	18.01
776 to 800	59	14,978,588	1.69	6.566	784	253,874	81.44	23.10
801 to 817	13	3,604,196	0.41	6.362	806	277,246	83.07	37.97
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.05%**	**652**	**$190,381**	**82.09%**	**43.29%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 817 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 652.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	194	$37,011,066	4.18%	7.041%	635	$190,779	84.91%	74.54%
A	3,764	751,835,437	84.95	6.926	665	199,744	82.05	36.62
A-	232	37,046,380	4.19	7.674	565	159,683	83.61	75.60
B+	132	18,463,290	2.09	7.883	532	139,873	88.55	92.03
B	198	24,653,540	2.79	8.084	554	124,513	79.91	82.11
C+	2	327,702	0.04	8.021	514	163,851	73.69	14.23
C	102	11,663,595	1.32	8.742	535	114,349	72.37	83.57
D	25	4,081,659	0.46	9.117	550	163,266	63.28	100.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$168,800	0.02%	7.750%	640	$168,800	80.00%	0.00%
4.501% to 5.000%	1	66,061	0.01	8.000	683	66,061	90.00	100.00
5.001% to 5.500%	1,293	287,550,503	32.49	6.616	677	222,390	82.16	42.65
5.501% to 6.000%	1,978	392,816,806	44.38	7.065	641	198,593	82.49	46.01
6.001% to 6.500%	1,375	204,279,699	23.08	7.626	635	148,567	81.22	38.40
7.001% to 7.500%	1	200,800	0.02	7.050	640	200,800	80.00	100.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 7.050% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.795% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	336	$87,518,634	9.89%	5.821%	684	$260,472	80.44%	56.38%
12.001% to 12.500%	710	170,464,157	19.26	6.344	678	240,090	81.48	43.92
12.501% to 13.000%	1215	259,296,370	29.30	6.829	662	213,413	82.29	36.96
13.001% to 13.500%	796	143,673,232	16.23	7.318	646	180,494	82.87	40.00
13.501% to 14.000%	805	127,548,835	14.41	7.807	625	158,446	82.95	42.67
14.001% to 14.500%	401	54,417,848	6.15	8.309	603	135,705	83.23	48.20
14.501% to 15.000%	260	30,576,049	3.45	8.778	579	117,600	81.05	57.36
15.001% to 15.500%	83	7,854,362	0.89	9.242	572	94,631	78.63	53.57
15.501% to 16.000%	43	3,733,183	0.42	9.797	556	86,818	73.95	57.41
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 10.990% per annum to 15.950% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 13.049% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
February 2006	1	$51,634	0.01%	8.750%	516	$51,634	85.00%	100.00%
March 2006	1	348,000	0.04	6.150	782	348,000	80.00	0.00
May 2006	7	731,542	0.08	7.970	597	104,506	78.76	54.85
June 2006	48	8,004,628	0.90	7.194	667	166,763	82.43	26.23
July 2006	957	183,323,766	20.71	7.146	650	191,561	82.51	42.93
August 2006	1,721	329,231,421	37.20	7.009	654	191,302	82.03	41.44
September 2006	1,665	319,861,008	36.14	7.054	651	192,109	81.91	42.71
October 2006	19	3,843,506	0.43	6.510	665	202,290	81.41	49.90
February 2007	1	167,045	0.02	8.200	568	167,045	89.36	0.00
June 2007	2	513,058	0.06	6.789	653	256,529	80.00	0.00
July 2007	51	9,515,684	1.08	6.740	626	186,582	81.89	77.19
August 2007	100	16,573,231	1.87	6.959	655	165,732	83.00	62.30
September 2007	73	12,538,029	1.42	6.934	643	171,754	80.98	65.13
October 2007	1	109,600	0.01	7.650	643	109,600	80.00	0.00
July 2009	2	270,517	0.03	6.583	718	135,259	87.77	0.00
Total:	**4,649**	**$885,082,670**	**100.00%**	**7.049%**	**652**	**$190,381**	**82.09%**	**43.17%**

Aggregate Outstanding Principal Balance	$553,176,669
Aggregate Original Principal Balance	$553,337,626
Number of Mortgage Loans	3,296

	Minimum	Maximum	Average [1]
Original Principal Balance	$30,000	$412,000	$167,882
Outstanding Principal Balance	$29,981	$412,000	$167,833
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	353	360	359
Loan Age (mos)	0	7	1
Current Interest Rate	4.990%	9.950%	7.104%
Initial Interest Rate Cap [3]	2.000%	3.000%	3.000%
Periodic Rate Cap [3]	1.000%	2.000%	1.000%
Gross Margin [3]	2.000%	7.050%	5.803%
Maximum Mortgage Rate [3]	10.990%	15.950%	13.104%
Minimum Mortgage Rate [3]	4.990%	9.950%	7.104%
Months to Roll [3]	17	58	24
Original Loan-to-Value	19.48%	95.00%	81.92%
Credit Score [4]	500	817	648

	Earliest	Latest
Maturity Date	02/01/34	10/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	91.33%
Second Home	0.25%
Investment	8.42%

Loan Purpose	Percent of Mortgage Pool
Purchase	64.18%
Refinance - Rate Term	13.48%
Refinance - Cashout	22.35%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	43.05%
Interest-Only	56.95%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.26%
Single Family Detached	69.56%
Rowhouse	0.15%
Townhouse	0.28%
Condominium	10.60%
Two-to-Four Family	3.19%
Planned Unit Development	15.96%

[1] Sum of Principal Balance divided by total number of loans.
[2] Weighted by Outstanding Principal Balance.
[3] Adjustable Rate Mortgage Loans only.
[4] Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	224	$48,979,386	8.85%	5.837%	675	$218,658	80.01%	62.32%
6.001% to 6.500%	477	97,367,812	17.60	6.346	674	204,125	81.34	51.12
6.501% to 7.000%	853	160,406,975	29.00	6.822	664	188,050	82.03	38.32
7.001% to 7.500%	586	92,652,897	16.75	7.313	645	158,111	82.80	42.78
7.501% to 8.000%	580	84,958,918	15.36	7.801	623	146,481	82.81	46.28
8.001% to 8.500%	303	39,601,862	7.16	8.319	600	130,699	82.92	50.33
8.501% to 9.000%	180	20,729,149	3.75	8.789	577	115,162	80.94	57.98
9.001% to 9.500%	61	6,080,471	1.10	9.236	575	99,680	77.40	54.25
9.501% to 10.000%	32	2,399,199	0.43	9.797	552	74,975	74.80	57.71
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 4.990% per annum to 9.950% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 7.104% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	3,296	$553,176,669	100.00%	7.104%	648	$167,833	81.92%	46.52%
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 353 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	104	$4,495,853	0.81%	8.256%	597	$43,229	75.88%	80.03%
$50,001 to $100,000	634	49,618,922	8.97	7.686	626	78,263	80.60	65.46
$100,001 to $150,000	785	97,509,203	17.63	7.428	639	124,216	81.38	53.20
$150,001 to $200,000	660	115,353,485	20.85	7.121	641	174,778	82.41	53.16
$200,001 to $250,000	534	119,851,373	21.67	6.970	650	224,441	82.21	43.50
$250,001 to $300,000	401	109,275,733	19.75	6.816	657	272,508	82.18	34.51
$300,001 to $350,000	173	55,102,194	9.96	6.751	675	318,510	82.42	32.39
$350,001 to $400,000	4	1,557,907	0.28	6.753	708	389,477	81.25	25.10
$400,001 to $450,000	1	412,000	0.07	6.500	763	412,000	80.00	0.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $29,981 to approximately $412,000 and the average outstanding principal balance of the Mortgage Loans was approximately $167,833.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	1,612	$225,300,231	40.73%	7.386%	629	$139,764	81.98%	54.40%
2/28 LIBOR IO ARM	1,518	301,668,417	54.53	6.914	663	198,728	81.92	39.10
3/27 LIBOR ARM	93	12,817,400	2.32	7.129	625	137,822	81.55	70.38
3/27 LIBOR IO ARM	71	13,120,104	2.37	6.590	666	184,790	81.11	59.61
5/25 Treasury IO ARM	2	270,517	0.05	6.583	718	135,259	87.77	0.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,329	$248,827,560	44.98%	6.873%	671	$187,229	83.56%	36.55%
Wall Street	750	125,377,629	22.67	6.966	691	167,170	79.86	21.74
Main Street	712	100,898,793	18.24	7.798	568	141,712	81.81	77.21
High Street	354	53,057,747	9.59	7.397	591	149,881	85.69	86.27
South Street	102	17792042	3.22	6.705	639	174432	62.56	46.39
42nd Street	49	7,222,898	1.31	6.586	654	147,406	82.79	100.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	234	$33,240,283	6.01%	7.092%	649	$142,052	82.65%	57.11%
Arkansas	28	2,499,507	0.45	7.618	624	89,268	84.04	59.04
California	860	199,160,638	36.00	6.721	664	231,582	80.60	35.58
Colorado	258	44,365,588	8.02	6.946	638	171,960	83.86	55.36
Connecticut	6	1,009,434	0.18	7.293	615	168,239	81.51	83.23
Delaware	1	113,507	0.02	6.990	643	113,507	80.00	100.00
District of Columbia	7	1,323,009	0.24	7.182	704	189,001	80.85	27.16
Florida	164	22,808,292	4.12	7.393	638	139,075	81.27	38.13
Georgia	47	6,462,458	1.17	7.405	651	137,499	83.54	62.68
Idaho	22	2,539,345	0.46	7.234	612	115,425	80.59	79.24
Illinois	349	56,138,059	10.15	7.578	641	160,854	83.05	50.74
Indiana	22	2,263,429	0.41	7.859	608	102,883	84.44	69.59
Iowa	80	7,117,127	1.29	8.242	600	88,964	84.72	81.10
Kansas	73	6,517,659	1.18	7.541	619	89,283	82.25	68.59
Kentucky	11	1,012,195	0.18	8.231	544	92,018	85.10	83.20
Louisiana	16	1,823,426	0.33	7.179	639	113,964	83.18	73.18
Maine	2	258,785	0.05	7.859	718	129,393	79.37	0.00
Maryland	63	10,831,512	1.96	7.607	650	171,929	81.04	48.55
Massachusetts	102	23,352,809	4.22	7.097	656	228,949	81.11	41.24
Michigan	67	9,523,527	1.72	7.380	622	142,142	83.95	60.30
Minnesota	44	7,235,316	1.31	6.841	664	164,439	82.24	38.83
Mississippi	4	549,271	0.10	8.156	628	137,318	76.31	26.59
Missouri	101	9,433,585	1.71	7.717	605	93,402	83.01	71.44
Nebraska	19	2,458,476	0.44	7.826	631	129,393	80.69	31.87
Nevada	43	8,862,925	1.60	7.336	640	206,115	81.29	51.88
New Hampshire	18	3,421,998	0.62	7.108	651	190,111	81.39	34.20
New Jersey	13	2,760,886	0.50	7.606	639	212,376	79.81	50.74
New Mexico	15	1,411,650	0.26	7.463	629	94,110	80.79	61.35
North Carolina	14	1,745,691	0.32	7.796	609	124,692	84.02	78.38
North Dakota	1	73,800	0.01	7.500	568	73,800	90.00	100.00
Ohio	3	405,002	0.07	7.637	614	135,001	87.71	77.10
Oklahoma	21	1,684,200	0.30	7.858	622	80,200	84.81	57.23
Oregon	11	1,640,184	0.30	7.297	623	149,108	83.61	57.94
Pennsylvania	13	1,474,737	0.27	7.935	605	113,441	82.03	75.43
Rhode Island	7	1,356,725	0.25	6.923	674	193,818	81.10	27.96
South Carolina	28	2,830,365	0.51	7.700	624	101,084	82.44	62.69
Tennessee	58	5,881,079	1.06	7.483	630	101,398	83.30	60.29
Texas	182	20,732,577	3.75	7.590	638	113,915	81.81	48.86
Utah	82	10,490,616	1.90	6.877	642	127,934	82.14	63.12
Virginia	55	10,547,903	1.91	7.359	660	191,780	84.50	33.04
Washington	133	23,484,692	4.25	6.856	637	176,577	83.16	51.51
West Virginia	3	269,819	0.05	8.685	591	89,940	71.07	64.46
Wisconsin	16	2,064,582	0.37	7.762	625	129,036	82.53	37.92
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

No more than approximately 0.41% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	26	$3,498,423	0.63%	7.074%	605	$134,555	42.95%	67.51%
50.01% to 55.00%	19	2,761,441	0.50	7.556	599	145,339	51.94	74.55
55.01% to 60.00%	26	3,243,135	0.59	7.307	594	124,736	58.40	59.02
60.01% to 65.00%	45	6,952,640	1.26	7.161	610	154,503	63.16	51.14
65.01% to 70.00%	130	18,062,255	3.27	7.482	612	138,940	68.93	48.14
70.01% to 75.00%	162	18,617,334	3.37	7.691	603	114,922	73.80	52.10
75.01% to 80.00%	1,579	277,516,873	50.17	6.900	670	175,755	79.85	32.65
80.01% to 85.00%	507	86,739,380	15.68	7.262	640	171,084	84.75	46.52
85.01% to 90.00%	712	121,147,824	21.90	7.239	621	170,151	89.78	70.21
90.01% to 95.00%	90	14,637,363	2.65	7.549	648	162,637	94.77	89.11
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 19.48% to 95.00% and the weighted average Original Loan-to-Value was approximately 81.92%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,054	$355,001,613	64.18%	6.987%	668	$172,834	82.24%	37.02%
Refinance - Cashout	769	123,616,601	22.35	7.342	610	160,750	81.10	62.17
Refinance - Rate Term	473	74,558,455	13.48	7.265	615	157,629	81.75	65.83
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	13	$1,418,639	0.26%	7.404%	647	$109,126	80.36%	62.73%
Single Family Detached	2,360	384,807,332	69.56	7.117	644	163,054	81.93	48.01
Rowhouse	5	847,857	0.15	7.315	681	169,571	80.74	31.05
Townhouse	12	1,534,151	0.28	7.072	670	127,846	82.66	45.78
Condominium	325	58,618,331	10.60	7.015	661	180,364	81.72	40.26
Two-to-Four Family	83	17,640,153	3.19	7.124	688	212,532	80.60	34.85
Planned Unit Development	498	88,310,206	15.96	7.093	649	177,330	82.28	46.43
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,704	$257,350,212	46.52%	7.090%	617	$151,027	83.06%	100.00%
Stated Income Wage Earner	880	167,995,129	30.37	7.062	689	190,904	80.71	0.00
Stated Income Self Employed	431	79,250,188	14.33	7.246	670	183,875	79.72	0.00
12 Month Bank Statements	164	26,639,685	4.82	7.175	633	162,437	83.39	0.00
24 Month Bank Statement	98	18,390,093	3.32	6.943	633	187,654	84.45	0.00
Limited Documentation	14	2,517,794	0.46	7.110	646	179,842	81.99	0.00
1099	5	1,033,568	0.19	7.365	616	206,714	78.64	0.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	2,957	$505,225,613	91.33%	7.061%	645	$170,857	82.09%	47.53%
Investment	328	46,571,418	8.42	7.545	679	141,986	80.23	35.18
Second Home	11	1,379,638	0.25	7.748	656	125,422	75.06	58.78
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	1,263	$212,493,684	38.41%	7.112%	644	$168,245	81.78%	48.55%
1	1,279	214,833,737	38.84	7.056	652	167,970	81.93	44.35
2	717	120,483,047	21.78	7.168	647	168,038	82.12	47.43
3	30	4,595,540	0.83	7.092	672	153,185	82.58	30.94
4	5	551,983	0.10	7.836	609	110,397	81.77	51.01
7	2	218,679	0.04	8.330	556	109,339	88.33	23.61
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	645	$97,729,617	17.67%	7.693%	642	$151,519	82.47%	48.32%
6 Months	73	6,517,659	1.18	7.541	619	89,283	82.25	68.59
12 Months	40	8,065,088	1.46	7.507	657	201,627	80.82	33.66
18 Months	1	90,534	0.02	8.200	685	90,534	80.00	0.00
24 Months	2,224	387,082,187	69.97	6.974	650	174,048	81.84	45.32
30 Months	166	29,835,835	5.39	6.912	643	179,734	82.01	42.16
36 Months	147	23,855,748	4.31	6.779	647	162,284	81.05	62.60
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
500 to 500	2	$294,968	0.05%	8.425%	500	$147,484	84.76%	26.21%
501 to 525	92	11,597,372	2.10	8.294	514	126,058	80.09	93.51
526 to 550	232	32,869,576	5.94	7.970	538	141,679	80.14	79.38
551 to 575	273	37,847,825	6.84	7.753	563	138,637	83.34	79.13
576 to 600	263	39,179,828	7.08	7.513	588	148,973	82.75	75.76
601 to 625	346	55,177,234	9.97	7.191	613	159,472	82.47	74.77
626 to 650	521	86,749,933	15.68	6.946	638	166,507	82.58	59.61
651 to 675	576	105,333,834	19.04	6.957	664	182,871	81.98	31.15
676 to 700	426	77,630,198	14.03	6.842	687	182,231	81.09	20.58
701 to 725	297	56,185,097	10.16	6.805	712	189,175	81.67	17.16
726 to 750	148	27,620,407	4.99	6.708	736	186,624	81.64	15.37
751 to 775	80	15,028,975	2.72	6.659	762	187,862	81.60	20.43
776 to 800	34	6,665,366	1.20	6.587	785	196,040	79.74	22.51
801 to 817	6	996,056	0.18	6.404	808	166,009	84.82	49.84
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.10%**	**648**	**$167,833**	**81.92%**	**46.52%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 817 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 648.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	137	$22,478,033	4.06%	7.041%	627	$164,073	85.16%	84.76%
A	2,664	464,518,451	83.97	6.969	663	174,369	81.94	39.62
A-	159	23,716,373	4.29	7.745	565	149,160	83.23	75.86
B+	91	12,500,980	2.26	7.906	533	137,373	88.58	92.41
B	143	17,461,505	3.16	8.091	553	122,108	79.49	81.88
C+	2	327,702	0.06	8.021	514	163,851	73.69	14.23
C	80	9,336,208	1.69	8.756	535	116,703	71.95	80.87
D	20	2,837,416	0.51	9.068	545	141,871	62.06	100.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$168,800	0.03%	7.750%	640	$168,800	80.00%	0.00%
4.501% to 5.000%	1	66,061	0.01	8.000	683	66,061	90.00	100.00
5.001% to 5.500%	910	177,508,993	32.09	6.654	675	195,065	82.40	46.91
5.501% to 6.000%	1,399	243,444,378	44.01	7.128	637	174,013	82.05	48.88
6.001% to 6.500%	984	131,787,637	23.82	7.663	632	133,931	81.02	41.61
7.001% to 7.500%	1	200,800	0.04	7.050	640	200,800	80.00	100.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 7.050% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.803% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	224	$48,979,386	8.85%	5.837%	675	$218,658	80.01%	62.32%
12.001% to 12.500%	477	97,367,812	17.60	6.346	674	204,125	81.34	51.12
12.501% to 13.000%	853	160,406,975	29.00	6.822	664	188,050	82.03	38.32
13.001% to 13.500%	586	92,652,897	16.75	7.313	645	158,111	82.80	42.78
13.501% to 14.000%	580	84,958,918	15.36	7.801	623	146,481	82.81	46.28
14.001% to 14.500%	303	39,601,862	7.16	8.319	600	130,699	82.92	50.33
14.501% to 15.000%	180	20,729,149	3.75	8.789	577	115,162	80.94	57.98
15.001% to 15.500%	61	6,080,471	1.10	9.236	575	99,680	77.40	54.25
15.501% to 16.000%	32	2,399,199	0.43	9.797	552	74,975	74.80	57.71
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 10.990% per annum to 15.950% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 13.104% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
February 2006	1	$51,634	0.01%	8.750%	516	$51,634	85.00%	100.00%
May 2006	5	551,983	0.10	7.836	609	110,397	81.77	51.01
June 2006	29	4,264,508	0.77	7.165	668	147,052	82.78	33.34
July 2006	681	114,735,720	20.74	7.191	647	168,481	82.12	46.41
August 2006	1,203	203,065,803	36.71	7.067	652	168,800	81.92	43.38
September 2006	1,196	201,825,486	36.48	7.125	644	168,750	81.87	47.61
October 2006	15	2,473,514	0.45	6.723	665	164,901	81.20	54.25
February 2007	1	167,045	0.03	8.200	568	167,045	89.36	0.00
June 2007	1	331,032	0.06	6.150	722	331,032	80.00	0.00
July 2007	34	5,476,810	0.99	6.727	633	161,083	81.93	71.24
August 2007	76	11,767,934	2.13	6.873	656	154,841	82.12	61.22
September 2007	51	8,085,084	1.46	6.911	637	158,531	79.68	70.95
October 2007	1	109,600	0.02	7.650	643	109,600	80.00	0.00
July 2009	2	270,517	0.05	6.583	718	135,259	87.77	0.00
Total:	**3,296**	**$553,176,669**	**100.00%**	**7.104%**	**648**	**$167,833**	**81.92%**	**46.52%**

ABS New Transaction

Computational Materials

$[874,308,000] (approximate)
Fieldstone Mortgage Investment Trust
Series 2004-4

FIELDSTONE
INVESTMENT CORPORATION

Fieldstone Investment Corp.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Mortgage Investors
Depositor

Chase Mortgage
Sub-Servicer

September 16, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

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Aggregate Outstanding Principal Balance	$879,591,204
Aggregate Original Principal Balance	$879,846,125
Number of Mortgage Loans	4,624

	Minimum	Maximum	Average [1]
Original Principal Balance	$30,000	$700,000	$190,278
Outstanding Principal Balance	$29,966	$700,000	$190,223
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	353	360	359
Loan Age (mos)	0	7	1
Current Interest Rate	4.990%	9.950%	7.047%
Initial Interest Rate Cap [3]	2.000%	3.000%	3.000%
Periodic Rate Cap [3]	1.000%	2.000%	1.000%
Gross Margin [3]	2.000%	7.050%	5.794%
Maximum Mortgage Rate [3]	10.990%	15.950%	13.047%
Minimum Mortgage Rate [3]	4.990%	9.950%	7.047%
Months to Roll [3]	18	58	24
Original Loan-to-Value	19.48%	95.00%	82.08%
Credit Score [4]	500	817	652

	Earliest	Latest
Maturity Date	02/01/34	10/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2004	100.00%

Occupancy	Percent of Mortgage Pool
Primary	92.24%
Second Home	0.35%
Investment	7.41%

Loan Purpose	Percent of Mortgage Pool
Purchase	65.73%
Refinance - Rate Term	12.85%
Refinance - Cashout	21.42%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	43.14%
Interest-Only	56.86%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.27%
Single Family Detached	71.55%
Rowhouse	0.10%
Townhouse	0.21%
Condominium	9.82%
Two-to-Four Family	2.74%
Planned Unit Development	15.31%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	335	$86,879,034	9.88%	5.820%	684	$259,340	80.44%	57.21%
6.001% to 6.500%	707	169,303,643	19.25	6.343	678	239,468	81.48	43.53
6.501% to 7.000%	1211	258,461,823	29.38	6.830	662	213,428	82.29	37.08
7.001% to 7.500%	793	142,792,035	16.23	7.318	646	180,066	82.83	40.05
7.501% to 8.000%	799	126,587,828	14.39	7.807	625	158,433	82.94	42.35
8.001% to 8.500%	398	53,940,009	6.13	8.309	604	135,528	83.27	48.22
8.501% to 9.000%	257	30,163,936	3.43	8.777	579	117,369	80.91	56.77
9.001% to 9.500%	82	7,791,992	0.89	9.240	571	95,024	78.62	54.00
9.501% to 10.000%	42	3,670,903	0.42	9.800	556	87,402	73.85	56.68
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 4.990% per annum to 9.950% per annum and the weighted average Mortgage Rate of the Mortgage Loans was approximately 7.047% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
353 to 360	4,624	$879,591,204	100.00%	7.047%	652	$190,223	82.08%	43.14%
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 353 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	137	$5,842,261	0.66%	8.253%	599	$42,644	75.85%	77.60%
$50,001 to $100,000	852	66,218,007	7.53	7.703	625	77,721	80.51	65.40
$100,001 to $150,000	1017	126,077,036	14.33	7.453	638	123,970	81.48	53.78
$150,001 to $200,000	813	141,730,998	16.11	7.135	639	174,331	82.37	52.54
$200,001 to $250,000	627	140,640,911	15.99	6.980	648	224,308	82.26	45.56
$250,001 to $300,000	481	131,075,409	14.90	6.826	656	272,506	82.18	35.89
$300,001 to $350,000	285	92,599,703	10.53	6.738	672	324,911	82.27	30.85
$350,001 to $400,000	219	82,259,768	9.35	6.721	672	375,615	83.39	31.85
$400,001 to $450,000	63	26,915,018	3.06	6.946	667	427,223	83.55	28.54
$450,001 to $500,000	89	42,768,021	4.86	6.767	674	480,540	81.82	29.06
$500,001 to $550,000	16	8,445,458	0.96	7.039	685	527,841	82.65	12.36
$550,001 to $600,000	15	8,646,715	0.98	6.717	660	576,448	81.53	27.12
$600,001 to $650,000	8	5,015,901	0.57	6.795	692	626,988	78.97	0.00
$650,001 to $700,000	2	1,356,000	0.15	6.274	663	678,000	80.00	0.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $29,966 to approximately $700,000 and the average outstanding principal balance of the Mortgage Loans was approximately $190,223.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	2,369	$358,055,356	40.71%	7.330%	631	$151,142	81.91%	51.45%
2/28 LIBOR IO ARM	2,025	481,848,683	54.78	6.850	668	237,950	82.20	35.16
3/27 LIBOR ARM	144	21,357,144	2.43	7.183	630	148,313	82.79	66.63
3/27 LIBOR IO ARM	84	18,059,504	2.05	6.572	659	214,994	81.21	64.26
5/25 Treasury IO ARM	2	270,517	0.03	6.583	718	135,259	87.77	0.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,835	$383,529,588	43.60%	6.842%	672	$209,008	83.52%	34.99%
Wall Street	1,105	228,797,961	26.01	6.875	693	207,057	80.28	18.23
Main Street	981	149,388,704	16.98	7.744	570	152,282	82.51	76.85
High Street	496	81,571,915	9.27	7.377	595	164,460	85.67	81.97
South Street	140	26172170	2.98	6.724	630	186944	62.65	44.94
42nd Street	67	10,130,866	1.15	6.633	658	151,207	83.02	100.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	275	$40,516,805	4.61%	7.042%	648	$147,334	82.62%	58.68%
Arkansas	40	3,675,717	0.42	7.618	616	91,893	84.68	55.00
California	1,350	375,718,009	42.72	6.690	668	278,310	81.28	32.27
Colorado	315	56,444,869	6.42	6.940	638	179,190	83.96	55.26
Connecticut	10	1,817,503	0.21	7.512	609	181,750	84.32	80.88
Delaware	1	113,507	0.01	6.990	643	113,507	80.00	100.00
District of Columbia	12	2,818,089	0.32	7.571	688	234,841	81.77	26.66
Florida	222	33,768,628	3.84	7.267	644	152,111	81.06	37.73
Georgia	64	8,954,055	1.02	7.397	654	139,907	83.81	55.01
Idaho	27	2,965,572	0.34	7.182	622	109,836	80.16	76.45
Illinois	493	83,739,035	9.52	7.554	641	169,856	83.15	48.76
Indiana	27	2,741,180	0.31	7.954	607	101,525	85.53	69.37
Iowa	101	8,865,089	1.01	8.234	603	87,773	84.60	81.73
Kansas	91	8,149,443	0.93	7.594	620	89,554	82.33	66.89
Kentucky	16	1,451,610	0.17	8.181	558	90,726	84.50	82.23
Louisiana	24	2,498,095	0.28	7.449	623	104,087	83.48	75.47
Maine	2	258,785	0.03	7.859	718	129,393	79.37	0.00
Maryland	98	21,076,052	2.40	7.531	655	215,062	80.67	38.44
Massachusetts	151	36,440,841	4.14	7.121	654	241,330	81.32	39.12
Michigan	82	12,629,975	1.44	7.331	621	154,024	83.99	58.44
Minnesota	68	11,704,427	1.33	6.980	655	172,124	83.44	43.23
Mississippi	9	1,090,412	0.12	7.530	622	121,157	78.83	54.23
Missouri	135	12,702,483	1.44	7.748	603	94,092	82.71	71.21
Nebraska	32	4,109,371	0.47	7.682	628	128,418	80.62	42.87
Nevada	59	13,144,898	1.49	7.292	640	222,795	82.59	51.98
New Hampshire	26	5,327,750	0.61	7.274	647	204,913	84.02	39.08
New Jersey	23	5,209,921	0.59	7.542	618	226,518	80.13	55.34
New Mexico	16	1,652,142	0.19	7.254	652	103,259	78.91	51.29
North Carolina	19	2,321,155	0.26	7.848	609	122,166	84.66	75.89
North Dakota	1	73,800	0.01	7.500	568	73,800	90.00	100.00
Ohio	3	405,002	0.05	7.637	614	135,001	87.71	77.10
Oklahoma	28	2,377,570	0.27	7.777	618	84,913	85.45	60.96
Oregon	14	2,065,151	0.23	7.515	613	147,511	83.97	56.03
Pennsylvania	18	1,817,028	0.21	7.923	600	100,946	82.86	74.27
Rhode Island	11	2,035,613	0.23	6.931	659	185,056	80.67	45.31
South Carolina	39	4,003,685	0.46	7.568	627	102,659	83.35	59.02
Tennessee	83	8,986,516	1.02	7.424	639	108,271	82.10	54.12
Texas	257	30,251,976	3.44	7.483	639	117,712	81.66	47.40
Utah	91	11,777,239	1.34	6.926	640	129,420	81.52	59.31
Virginia	82	17,253,486	1.96	7.349	657	210,408	84.33	35.38
Washington	178	32,724,270	3.72	6.901	634	183,844	83.01	55.45
West Virginia	4	336,555	0.04	8.737	580	84,139	73.83	71.51
Wisconsin	25	3,429,394	0.39	7.943	624	137,176	82.61	41.31
Wyoming	2	148,500	0.02	7.185	631	74,250	71.23	100.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

No more than approximately 0.54% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	38	$4,595,361	0.52%	7.051%	608	$120,931	42.34%	68.08%
50.01% to 55.00%	27	3,859,985	0.44	7.404	603	142,962	51.97	64.90
55.01% to 60.00%	36	4,341,132	0.49	7.422	591	120,587	58.27	51.62
60.01% to 65.00%	56	8,926,959	1.01	7.211	614	159,410	63.17	48.01
65.01% to 70.00%	175	27,731,817	3.15	7.370	612	158,468	68.88	48.28
70.01% to 75.00%	219	28,919,800	3.29	7.570	611	132,054	73.82	47.10
75.01% to 80.00%	2,189	433,210,884	49.25	6.856	672	197,904	79.83	29.47
80.01% to 85.00%	772	160,165,826	18.21	7.156	648	207,469	84.77	38.94
85.01% to 90.00%	983	184,637,021	20.99	7.192	624	187,830	89.78	70.78
90.01% to 95.00%	129	23,202,420	2.64	7.483	649	179,864	94.79	84.34
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 19.48% to 95.00% and the weighted average Original Loan-to-Value was approximately 82.08%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,892	$578,148,148	65.73%	6.928%	671	$199,913	82.39%	34.25%
Refinance - Cashout	1,086	188,390,844	21.42	7.313	613	173,472	81.20	59.72
Refinance - Rate Term	646	113,052,212	12.85	7.216	619	175,003	81.97	60.99
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	18	$2,367,178	0.27%	7.567%	658	$131,510	82.37%	43.83%
Single Family Detached	3,355	629,343,503	71.55	7.054	649	187,584	82.04	43.38
Rowhouse	6	911,816	0.10	7.381	673	151,969	80.68	35.89
Townhouse	15	1,862,254	0.21	7.229	672	124,150	81.86	37.72
Condominium	445	86,347,773	9.82	6.988	663	194,040	81.95	39.75
Two-to-Four Family	108	24,115,071	2.74	7.153	688	223,288	80.57	34.18
Planned Unit Development	677	134,643,609	15.31	7.024	649	198,883	82.62	45.93
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	2,316	$379,480,029	43.14%	7.042%	618	$163,851	83.40%	100.00%
Stated Income Wage Earner	1239	272,019,409	30.93	7.008	691	219,548	81.02	0.00
Stated Income Self Employed	674	146,777,846	16.69	7.153	672	217,771	79.96	0.00
12 Month Bank Statements	217	41,549,291	4.72	7.103	638	191,471	83.52	0.00
24 Month Bank Statements	151	33,881,814	3.85	6.900	635	224,383	83.29	0.00
Limited Documentation	20	4,618,306	0.53	7.039	648	230,915	81.59	0.00
1099	7	1,264,508	0.14	7.137	632	180,644	80.98	0.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	4,176	$811,322,922	92.24%	7.008%	649	$194,282	82.23%	43.84%
Investment	430	65,181,709	7.41	7.526	680	151,585	80.38	34.27
Second Home	18	3,086,573	0.35	7.344	661	171,476	77.23	46.82
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	1,758	$335,964,379	38.20%	7.044%	651	$191,106	81.86%	43.55%
1	1,807	342,775,131	38.97	7.005	654	189,693	82.07	42.29
2	1,002	191,269,364	21.75	7.123	649	190,888	82.46	44.91
3	50	8,517,686	0.97	7.169	666	170,354	82.28	24.65
4	5	549,599	0.06	7.733	618	109,920	78.57	39.90
6	1	348,000	0.04	6.150	782	348,000	80.00	0.00
7	1	167,045	0.02	8.200	568	167,045	89.36	0.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	920	$155,024,821	17.62%	7.640%	644	$168,505	82.39%	45.48%
6 Months	90	7,881,183	0.90	7.555	620	87,569	82.24	69.17
12 Months	58	13,775,476	1.57	7.564	655	237,508	81.58	29.88
18 Months	1	90,534	0.01	8.200	685	90,534	80.00	0.00
24 Months	3,116	619,391,783	70.42	6.914	655	198,778	82.00	41.48
30 Months	245	49,310,251	5.61	6.812	644	201,266	82.50	41.63
36 Months	194	34,117,157	3.88	6.794	644	175,862	81.69	64.35
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$175,608	0.02%	7.500%	0	$175,608	80.00%	0.00%
500 to 500	4	596,248	0.07	8.008	500	149,062	87.41	63.49
501 to 525	126	16,021,148	1.82	8.249	514	127,152	80.88	94.27
526 to 550	310	45,761,020	5.20	7.928	538	147,616	81.02	79.38
551 to 575	379	56,188,210	6.39	7.722	563	148,254	83.52	77.30
576 to 600	391	66,341,320	7.54	7.437	588	169,671	82.36	75.43
601 to 625	479	84,997,721	9.66	7.167	614	177,448	82.49	73.39
626 to 650	697	129,715,443	14.75	6.935	638	186,105	82.59	55.51
651 to 675	795	163,082,996	18.54	6.932	664	205,136	82.01	27.39
676 to 700	624	134,582,282	15.30	6.795	687	215,677	81.47	17.84
701 to 725	415	91,212,683	10.37	6.764	712	219,790	81.88	15.69
726 to 750	206	44,764,225	5.09	6.627	737	217,302	81.88	15.52
751 to 775	125	27,569,518	3.13	6.598	761	220,556	81.72	18.27
776 to 800	59	14,978,588	1.70	6.566	784	253,874	81.44	23.10
801 to 817	13	3,604,196	0.41	6.362	806	277,246	83.07	37.97
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 817 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 652.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	193	$36,408,066	4.14%	7.035%	633	$188,643	84.82%	75.78%
A	3,749	747,995,633	85.04	6.926	665	199,519	82.04	36.61
A-	231	36,960,138	4.20	7.674	565	160,001	83.64	75.54
B+	130	18,020,627	2.05	7.864	531	138,620	88.50	91.83
B	194	24,233,542	2.76	8.086	554	124,915	79.83	81.80
C+	2	327,702	0.04	8.021	514	163,851	73.69	14.23
C	100	11,563,836	1.31	8.737	535	115,638	72.34	83.43
D	25	4,081,659	0.46	9.117	550	163,266	63.28	100.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$168,800	0.02%	7.750%	640	$168,800	80.00%	0.00%
4.501% to 5.000%	1	66,061	0.01	8.000	683	66,061	90.00	100.00
5.001% to 5.500%	1,289	285,822,006	32.49	6.617	677	221,739	82.17	42.79
5.501% to 6.000%	1,969	391,166,161	44.47	7.063	641	198,662	82.48	45.88
6.001% to 6.500%	1,363	202,167,376	22.98	7.624	635	148,325	81.18	38.30
7.001% to 7.500%	1	200,800	0.02	7.050	640	200,800	80.00	100.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 7.050% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.794% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	335	$86,879,034	9.88%	5.820%	684	$259,340	80.44%	57.21%
12.001% to 12.500%	707	169,303,643	19.25	6.343	678	239,468	81.48	43.53
12.501% to 13.000%	1211	258,461,823	29.38	6.830	662	213,428	82.29	37.08
13.001% to 13.500%	793	142,792,035	16.23	7.318	646	180,066	82.83	40.05
13.501% to 14.000%	799	126,587,828	14.39	7.807	625	158,433	82.94	42.35
14.001% to 14.500%	398	53,940,009	6.13	8.309	604	135,528	83.27	48.22
14.501% to 15.000%	257	30,163,936	3.43	8.777	579	117,369	80.91	56.77
15.001% to 15.500%	82	7,791,992	0.89	9.240	571	95,024	78.62	54.00
15.501% to 16.000%	42	3,670,903	0.42	9.800	556	87,402	73.85	56.68
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 10.990% per annum to 15.950% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 13.047% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
March 2006	1	$348,000	0.04%	6.150%	782	$348,000	80.00%	0.00%
May 2006	5	549,599	0.06	7.733	618	109,920	78.57	39.90
June 2006	48	8,004,628	0.91	7.194	667	166,763	82.43	26.23
July 2006	949	181,483,162	20.63	7.144	650	191,236	82.48	43.29
August 2006	1,707	326,201,900	37.09	7.007	654	191,097	82.03	41.27
September 2006	1,665	319,473,244	36.32	7.055	651	191,876	81.91	42.64
October 2006	19	3,843,506	0.44	6.510	665	202,290	81.41	49.90
February 2007	1	167,045	0.02	8.200	568	167,045	89.36	0.00
June 2007	2	513,058	0.06	6.789	653	256,529	80.00	0.00
July 2007	51	9,515,684	1.08	6.740	626	186,582	81.89	77.19
August 2007	100	16,573,231	1.88	6.959	655	165,732	83.00	62.30
September 2007	73	12,538,029	1.43	6.934	643	171,754	80.98	65.13
October 2007	1	109,600	0.01	7.650	643	109,600	80.00	0.00
July 2009	2	270,517	0.03	6.583	718	135,259	87.77	0.00
Total:	**4,624**	**$879,591,204**	**100.00%**	**7.047%**	**652**	**$190,223**	**82.08%**	**43.14%**

Aggregate Outstanding Principal Balance	$538,727,443
Aggregate Original Principal Balance	$538,883,410
Number of Mortgage Loans	3,208

	Minimum	Maximum	Average [1]
Original Principal Balance	$30,000	$412,000	$167,981
Outstanding Principal Balance	$29,981	$412,000	$167,932
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	353	360	359
Loan Age (mos)	0	7	1
Current Interest Rate	4.990%	9.950%	7.100%
Initial Interest Rate Cap [3]	2.000%	3.000%	2.999%
Periodic Rate Cap [3]	1.000%	2.000%	1.001%
Gross Margin [3]	2.000%	7.050%	5.803%
Maximum Mortgage Rate [3]	10.990%	15.950%	13.100%
Minimum Mortgage Rate [3]	4.990%	9.950%	7.100%
Months to Roll [3]	20	58	24
Original Loan-to-Value	19.48%	95.00%	81.93%
Credit Score [4]	500	807	648

	Earliest	Latest
Maturity Date	02/01/34	10/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2004	100.00%

Occupancy	Percent of Mortgage Pool
Primary	91.30%
Second Home	0.26%
Investment	8.44%

Loan Purpose	Percent of Mortgage Pool
Purchase	64.31%
Refinance - Rate Term	13.36%
Refinance - Cashout	22.33%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	43.00%
Interest-Only	57.00%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.26%
Single Family Detached	69.57%
Rowhouse	0.16%
Townhouse	0.28%
Condominium	10.61%
Two-to-Four Family	3.27%
Planned Unit Development	15.83%

[1] Sum of Principal Balance divided by total number of loans.
[2] Weighted by Outstanding Principal Balance.
[3] Adjustable Rate Mortgage Loans only.
[4] Minimum and Weighting only for loans with scores.

Merrill Lynch

COMPUTATIONAL MATERIALS FOR
FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-4
GROUP 1 COLLATERAL SUMMARY

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	218	$47,693,191	8.85%	5.836%	675	$218,776	80.09%	61.75%
6.001% to 6.500%	467	95,279,777	17.69	6.345	674	204,025	81.35	50.68
6.501% to 7.000%	831	156,342,510	29.02	6.822	664	188,138	82.05	38.54
7.001% to 7.500%	574	90,479,069	16.79	7.313	645	157,629	82.79	42.79
7.501% to 8.000%	565	82,935,921	15.39	7.800	623	146,789	82.85	46.27
8.001% to 8.500%	296	38,456,920	7.14	8.318	600	129,922	82.84	50.08
8.501% to 9.000%	169	19,417,667	3.60	8.783	578	114,897	80.87	56.77
9.001% to 9.500%	58	5,819,350	1.08	9.239	575	100,334	77.36	53.27
9.501% to 10.000%	30	2,303,039	0.43	9.800	553	76,768	74.75	55.95
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 4.990% per annum to 9.950% per annum and the weighted average Mortgage Rate of the Mortgage Loans was approximately 7.100% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
353 to 360	3,208	$538,727,443	100.00%	7.100%	648	$167,932	81.93%	46.36%
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 353 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	101	$4,383,290	0.81%	8.232%	599	$43,399	76.00%	79.51%
$50,001 to $100,000	615	48,172,938	8.94	7.678	627	78,330	80.72	64.92
$100,001 to $150,000	764	94,901,792	17.62	7.419	640	124,217	81.36	53.14
$150,001 to $200,000	643	112,400,222	20.86	7.123	642	174,806	82.45	52.83
$200,001 to $250,000	522	117,230,307	21.76	6.976	650	224,579	82.28	43.54
$250,001 to $300,000	392	106,787,169	19.82	6.817	657	272,416	82.14	34.51
$300,001 to $350,000	166	52,881,817	9.82	6.716	677	318,565	82.32	31.95
$350,001 to $400,000	4	1,557,907	0.29	6.753	708	389,477	81.25	25.10
$400,001 to $450,000	1	412,000	0.08	6.500	763	412,000	80.00	0.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $29,981 to approximately $412,000 and the average outstanding principal balance of the Mortgage Loans was approximately $167,932.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	1,562	$218,963,417	40.64%	7.378%	629	$140,181	82.00%	54.33%
2/28 LIBOR IO ARM	1,481	293,686,919	54.51	6.915	663	198,303	81.93	38.80
3/27 LIBOR ARM	92	12,686,486	2.35	7.119	625	137,897	81.49	71.11
3/27 LIBOR IO ARM	71	13,120,104	2.44	6.590	666	184,790	81.11	59.61
5/25 Treasury IO ARM	2	270,517	0.05	6.583	718	135,259	87.77	0.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,300	$242,856,703	45.08%	6.872%	671	$186,813	83.56%	36.54%
Wall Street	734	122,493,128	22.74	6.966	691	166,884	79.83	21.67
Main Street	684	97,613,374	18.12	7.792	569	142,710	81.88	76.96
High Street	343	51,504,198	9.56	7.380	591	150,158	85.67	86.27
South Street	98	17037142	3.16	6.712	641	173848	62.50	45.08
42nd Street	49	7,222,898	1.34	6.586	654	147,406	82.79	100.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	230	$32,602,091	6.05%	7.096%	648	$141,748	82.47%	57.11%
Arkansas	24	2,030,998	0.38	7.650	621	84,625	85.38	66.03
California	838	194,282,738	36.06	6.720	664	231,841	80.64	35.38
Colorado	255	43,945,228	8.16	6.939	639	172,334	83.85	54.94
Connecticut	6	1,009,434	0.19	7.293	615	168,239	81.51	83.23
Delaware	1	113,507	0.02	6.990	643	113,507	80.00	100.00
District of Columbia	6	1,210,509	0.22	7.118	714	201,752	80.00	20.39
Florida	155	21,490,141	3.99	7.420	638	138,646	81.46	38.14
Georgia	45	6,162,113	1.14	7.477	648	136,936	83.71	60.86
Idaho	20	2,003,445	0.37	7.509	602	100,172	80.75	84.47
Illinois	340	54,556,280	10.13	7.559	642	160,460	82.97	50.42
Indiana	21	2,207,726	0.41	7.889	608	105,130	84.30	68.82
Iowa	77	6,687,074	1.24	8.289	599	86,845	84.54	79.88
Kansas	71	6,418,602	1.19	7.514	620	90,403	82.40	68.10
Kentucky	11	1,012,195	0.19	8.231	544	92,018	85.10	83.20
Louisiana	16	1,823,426	0.34	7.179	639	113,964	83.18	73.18
Maine	1	141,268	0.03	7.950	764	141,268	78.85	0.00
Maryland	63	10,831,512	2.01	7.607	650	171,929	81.04	48.55
Massachusetts	99	22,672,610	4.21	7.095	656	229,016	81.18	41.83
Michigan	66	9,462,366	1.76	7.374	622	143,369	84.29	60.04
Minnesota	42	6,955,485	1.29	6.788	666	165,607	82.48	38.96
Mississippi	4	549,271	0.10	8.156	628	137,318	76.31	26.59
Missouri	98	9,125,439	1.69	7.712	605	93,117	83.00	70.48
Nebraska	18	2,396,107	0.44	7.782	631	133,117	80.71	32.70
Nevada	42	8,682,925	1.61	7.343	641	206,736	81.11	50.88
New Hampshire	18	3,421,998	0.64	7.108	651	190,111	81.39	34.20
New Jersey	13	2,760,886	0.51	7.606	639	212,376	79.81	50.74
New Mexico	14	1,308,953	0.24	7.462	634	93,497	80.46	58.32
North Carolina	13	1,614,777	0.30	7.771	607	124,214	83.76	84.73
North Dakota	1	73,800	0.01	7.500	568	73,800	90.00	100.00
Ohio	3	405,002	0.08	7.637	614	135,001	87.71	77.10
Oklahoma	20	1,626,899	0.30	7.827	625	81,345	84.63	55.72
Oregon	11	1,640,184	0.30	7.297	623	149,108	83.61	57.94
Pennsylvania	13	1,474,737	0.27	7.935	605	113,441	82.03	75.43
Rhode Island	7	1,356,725	0.25	6.923	674	193,818	81.10	27.96
South Carolina	27	2,677,193	0.50	7.703	628	99,155	82.01	60.56
Tennessee	57	5,791,128	1.07	7.459	632	101,599	83.43	59.67
Texas	175	19,824,079	3.68	7.559	638	113,280	81.66	48.28
Utah	82	10,490,616	1.95	6.877	642	127,934	82.14	63.12
Virginia	54	10,324,884	1.92	7.365	661	191,202	84.60	33.75
Washington	132	23,228,692	4.31	6.854	637	175,975	83.20	52.07
West Virginia	3	269,819	0.05	8.685	591	89,940	71.07	64.46
Wisconsin	16	2,064,582	0.38	7.762	625	129,036	82.53	37.92
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

No more than approximately 0.42% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	25	$3,437,262	0.64%	7.053%	607	$137,490	43.17%	66.93%
50.01% to 55.00%	19	2,761,441	0.51	7.556	599	145,339	51.94	74.55
55.01% to 60.00%	25	3,023,135	0.56	7.411	596	120,925	58.38	56.04
60.01% to 65.00%	43	6,599,740	1.23	7.223	610	153,482	63.10	48.52
65.01% to 70.00%	125	17,518,902	3.25	7.445	613	140,151	68.92	47.57
70.01% to 75.00%	152	17,688,274	3.28	7.673	605	116,370	73.82	50.05
75.01% to 80.00%	1,540	270,299,317	50.17	6.897	671	175,519	79.85	32.71
80.01% to 85.00%	495	84,680,395	15.72	7.266	640	171,072	84.74	46.71
85.01% to 90.00%	699	119,270,055	22.14	7.235	621	170,630	89.78	69.85
90.01% to 95.00%	85	13,448,921	2.50	7.512	647	158,223	94.75	89.33
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 19.48% to 95.00% and the weighted average Original Loan-to-Value was approximately 81.93%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,005	$346,447,878	64.31%	6.987%	668	$172,792	82.24%	36.89%
Refinance - Cashout	746	120,291,699	22.33	7.326	611	161,249	81.11	62.10
Refinance - Rate Term	457	71,987,866	13.36	7.264	616	157,523	81.82	65.64
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	13	$1,418,639	0.26%	7.404%	647	$109,126	80.36%	62.73%
Single Family Detached	2,299	374,814,771	69.57	7.112	644	163,034	81.94	47.95
Rowhouse	5	847,857	0.16	7.315	681	169,571	80.74	31.05
Townhouse	12	1,534,151	0.28	7.072	670	127,846	82.66	45.78
Condominium	316	57,185,072	10.61	7.008	662	180,965	81.73	39.72
Two-to-Four Family	83	17,640,153	3.27	7.124	688	212,532	80.60	34.85
Planned Unit Development	480	85,286,799	15.83	7.095	650	177,681	82.34	46.09
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,651	$249,754,096	46.36%	7.083%	617	$151,274	83.10%	100.00%
Stated Income Wage Earner	863	164,915,591	30.61	7.056	689	191,096	80.72	0.00
Stated Income Self Employed	418	76,499,820	14.20	7.251	670	183,014	79.67	0.00
12 Month Bank Statements	161	26,012,482	4.83	7.176	633	161,568	83.38	0.00
24 Month Bank Statements	97	18,122,093	3.36	6.946	633	186,826	84.52	0.00
Limited Documentation	13	2,389,794	0.44	7.130	645	183,830	82.10	0.00
1099	5	1,033,568	0.19	7.365	616	206,714	78.64	0.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	2,876	$491,869,504	91.30%	7.056%	645	$171,026	82.11%	47.31%
Investment	321	45,478,302	8.44	7.555	679	141,677	80.27	35.75
Second Home	11	1,379,638	0.26	7.748	656	125,422	75.06	58.78
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	1,240	$208,571,867	38.72%	7.108%	644	$168,203	81.78%	48.49%
1	1,238	207,926,937	38.60	7.052	653	167,954	81.99	44.18
2	697	117,470,001	21.81	7.166	647	168,537	82.08	47.06
3	29	4,281,890	0.79	7.080	673	147,651	82.40	33.20
4	3	309,703	0.06	7.962	643	103,234	77.33	12.69
7	1	167,045	0.03	8.200	568	167,045	89.36	0.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	628	$95,145,357	17.66%	7.682%	643	$151,505	82.38%	47.82%
6 Months	71	6,418,602	1.19	7.514	620	90,403	82.40	68.10
12 Months	40	8,065,088	1.50	7.507	657	201,627	80.82	33.66
18 Months	1	90,534	0.02	8.200	685	90,534	80.00	0.00
24 Months	2,160	376,398,632	69.87	6.971	650	174,259	81.89	45.15
30 Months	161	28,753,482	5.34	6.910	642	178,593	81.97	42.75
36 Months	147	23,855,748	4.43	6.779	647	162,284	81.05	62.60
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
500 to 500	2	$294,968	0.05%	8.425%	500	$147,484	84.76%	26.21%
501 to 525	88	11,280,424	2.09	8.287	514	128,187	80.19	93.33
526 to 550	220	31,946,053	5.93	7.961	538	145,209	80.24	78.78
551 to 575	265	36,350,553	6.75	7.756	563	137,172	83.54	79.14
576 to 600	254	37,861,621	7.03	7.510	588	149,061	82.92	75.39
601 to 625	334	53,125,804	9.86	7.161	614	159,059	82.25	75.29
626 to 650	509	84,369,793	15.66	6.949	638	165,756	82.56	59.49
651 to 675	564	102,876,209	19.10	6.957	664	182,405	82.03	31.20
676 to 700	416	75,921,215	14.09	6.842	687	182,503	81.12	20.96
701 to 725	294	55,629,175	10.33	6.803	712	189,215	81.69	17.33
726 to 750	145	26,989,107	5.01	6.713	736	186,132	81.66	15.73
751 to 775	78	14,691,850	2.73	6.667	762	188,357	81.60	19.43
776 to 800	34	6,665,366	1.24	6.587	785	196,040	79.74	22.51
801 to 807	5	725,306	0.13	6.559	805	145,061	81.02	31.12
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.10%**	**648**	**$167,932**	**81.93%**	**46.36%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 807 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 648.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	134	$21,810,033	4.05%	7.023%	628	$162,761	85.11%	84.29%
A	2,600	452,847,852	84.06	6.968	663	174,172	81.95	39.54
A-	155	23,239,462	4.31	7.742	564	149,932	83.33	75.94
B+	87	11,904,679	2.21	7.877	531	136,835	88.37	92.03
B	139	17,129,453	3.18	8.078	552	123,233	79.60	81.53
C+	2	327,702	0.06	8.021	514	163,851	73.69	14.23
C	73	8,806,126	1.63	8.754	536	120,632	71.82	79.72
D	18	2,662,136	0.49	9.061	544	147,896	61.56	100.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$168,800	0.03%	7.750%	640	$168,800	80.00%	0.00%
4.501% to 5.000%	1	66,061	0.01	8.000	683	66,061	90.00	100.00
5.001% to 5.500%	890	173,382,912	32.18	6.657	675	194,812	82.43	46.79
5.501% to 6.000%	1,359	237,048,472	44.00	7.124	637	174,429	82.07	48.73
6.001% to 6.500%	956	127,860,399	23.73	7.653	633	133,745	81.00	41.34
7.001% to 7.500%	1	200,800	0.04	7.050	640	200,800	80.00	100.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 7.050% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.803% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	218	$47,693,191	8.85%	5.836%	675	$218,776	80.09%	61.75%
12.001% to 12.500%	467	95,279,777	17.69	6.345	674	204,025	81.35	50.68
12.501% to 13.000%	831	156,342,510	29.02	6.822	664	188,138	82.05	38.54
13.001% to 13.500%	574	90,479,069	16.79	7.313	645	157,629	82.79	42.79
13.501% to 14.000%	565	82,935,921	15.39	7.800	623	146,789	82.85	46.27
14.001% to 14.500%	296	38,456,920	7.14	8.318	600	129,922	82.84	50.08
14.501% to 15.000%	169	19,417,667	3.60	8.783	578	114,897	80.87	56.77
15.001% to 15.500%	58	5,819,350	1.08	9.239	575	100,334	77.36	53.27
15.501% to 16.000%	30	2,303,039	0.43	9.800	553	76,768	74.75	55.95
Total:	***3,208***	***$538,727,443***	***100.00%***	***7.100%***	***648***	***$167,932***	***81.93%***	***46.36%***

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 10.990% per annum to 15.950% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 13.100% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
May 2006	3	$309,703	0.06%	7.962%	643	$103,234	77.33%	12.69%
June 2006	28	3,950,858	0.73	7.158	669	141,102	82.60	35.98
July 2006	661	111,722,674	20.74	7.189	648	169,021	82.08	45.99
August 2006	1,163	196,289,917	36.44	7.064	652	168,779	81.99	43.13
September 2006	1,173	197,903,669	36.74	7.120	644	168,716	81.88	47.53
October 2006	15	2,473,514	0.46	6.723	665	164,901	81.20	54.25
February 2007	1	167,045	0.03	8.200	568	167,045	89.36	0.00
June 2007	1	331,032	0.06	6.150	722	331,032	80.00	0.00
July 2007	34	5,476,810	1.02	6.727	633	161,083	81.93	71.24
August 2007	75	11,637,020	2.16	6.859	656	155,160	82.06	61.91
September 2007	51	8,085,084	1.50	6.911	637	158,531	79.68	70.95
October 2007	1	109,600	0.02	7.650	643	109,600	80.00	0.00
July 2009	2	270,517	0.05	6.583	718	135,259	87.77	0.00
Total:	**3,208**	**$538,727,443**	**100.00%**	**7.100%**	**648**	**$167,932**	**81.93%**	**46.36%**

Merrill Lynch

COMPUTATIONAL MATERIALS FOR
FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-4
GROUP 2 COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance	$340,863,761
Aggregate Original Principal Balance	$340,962,715
Number of Mortgage Loans	1,416

	Minimum	Maximum	Average [1]
Original Principal Balance	$30,000	$700,000	$240,793
Outstanding Principal Balance	$29,966	$700,000	$240,723
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	354	360	359
Loan Age (mos)	0	6	1
Current Interest Rate	5.150%	9.950%	6.965%
Initial Interest Rate Cap [3]	3.000%	3.000%	3.000%
Periodic Rate Cap [3]	1.000%	1.000%	1.000%
Gross Margin [3]	5.200%	6.250%	5.781%
Maximum Mortgage Rate [3]	11.150%	15.950%	12.965%
Minimum Mortgage Rate [3]	5.150%	9.950%	6.965%
Months to Roll [3]	18	36	24
Original Loan-to-Value	27.11%	95.00%	82.31%
Credit Score [4]	500	817	657

	Earliest	Latest
Maturity Date	03/01/34	10/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2004	100.00%

Occupancy	Percent of Mortgage Pool
Primary	93.72%
Second Home	0.50%
Investment	5.78%

Loan Purpose	Percent of Mortgage Pool
Purchase	67.97%
Refinance - Rate Term	12.05%
Refinance - Cashout	19.98%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	43.35%
Interest-Only	56.65%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.28%
Single Family Detached	74.67%
Rowhouse	0.02%
Townhouse	0.10%
Condominium	8.56%
Two-to-Four Family	1.90%
Planned Unit Development	14.48%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	117	$39,185,842	11.50%	5.799%	694	$334,922	80.87%	51.67%
6.001% to 6.500%	240	74,023,866	21.72	6.341	683	308,433	81.65	34.34
6.501% to 7.000%	380	102,119,313	29.96	6.842	658	268,735	82.66	34.85
7.001% to 7.500%	219	52,312,967	15.35	7.326	648	238,872	82.89	35.31
7.501% to 8.000%	234	43,651,907	12.81	7.820	629	186,547	83.12	34.91
8.001% to 8.500%	102	15,483,090	4.54	8.287	612	151,795	84.33	43.62
8.501% to 9.000%	88	10,746,269	3.15	8.768	580	122,117	80.98	56.79
9.001% to 9.500%	24	1,972,642	0.58	9.243	561	82,193	82.34	56.15
9.501% to 10.000%	12	1,367,864	0.40	9.800	562	113,989	72.32	57.92
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.150% per annum to 9.950% per annum and the weighted average Mortgage Rate of the Mortgage Loans was approximately 6.965% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
354 to 360	1,416	$340,863,761	100.00%	6.965%	657	$240,723	82.31%	38.06%
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 354 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	36	$1,458,971	0.43%	8.317%	598	$40,527	75.41%	71.84%
$50,001 to $100,000	237	18,045,069	5.29	7.768	620	76,140	79.96	66.67
$100,001 to $150,000	253	31,175,244	9.15	7.555	632	123,222	81.84	55.71
$150,001 to $200,000	170	29,330,776	8.60	7.183	629	172,534	82.07	51.45
$200,001 to $250,000	105	23,410,604	6.87	7.002	639	222,958	82.14	55.68
$250,001 to $300,000	89	24,288,240	7.13	6.863	653	272,902	82.38	41.91
$300,001 to $350,000	119	39,717,886	11.65	6.767	665	333,764	82.21	29.37
$350,001 to $400,000	215	80,701,861	23.68	6.721	672	375,357	83.43	31.98
$400,001 to $450,000	62	26,503,018	7.78	6.953	665	427,468	83.61	28.99
$450,001 to $500,000	89	42,768,021	12.55	6.767	674	480,540	81.82	29.06
$500,001 to $550,000	16	8,445,458	2.48	7.039	685	527,841	82.65	12.36
$550,001 to $600,000	15	8,646,715	2.54	6.717	660	576,448	81.53	27.12
$600,001 to $650,000	8	5,015,901	1.47	6.795	692	626,988	78.97	0.00
$650,001 to $700,000	2	1,356,000	0.40	6.274	663	678,000	80.00	0.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $29,966 to approximately $700,000 and the average outstanding principal balance of the Mortgage Loans was approximately $240,723.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	807	$139,091,938	40.81%	7.255%	634	$172,357	81.78%	46.92%
2/28 LIBOR IO ARM	544	188,161,765	55.20	6.748	675	345,886	82.61	29.48
3/27 LIBOR ARM	52	8,670,658	2.54	7.275	639	166,743	84.69	60.08
3/27 LIBOR IO ARM	13	4,939,400	1.45	6.524	643	379,954	81.49	76.59
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Bay Street	535	$140,672,885	41.27%	6.791%	675	$262,940	83.46%	32.32%
Wall Street	371	106,304,832	31.19	6.770	695	286,536	80.79	14.27
Main Street	297	51,775,331	15.19	7.654	571	174,328	83.69	76.62
High Street	153	30,067,717	8.82	7.371	601	196,521	85.68	74.60
South Street	42	9135028	2.68	6.746	611	217501	62.93	44.67
42nd Street	18	2,907,968	0.85	6.750	669	161,554	83.58	100.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	45	$7,914,714	2.32%	6.819%	651	$175,883	83.20%	65.14%
Arkansas	16	1,644,719	0.48	7.577	609	102,795	83.81	41.37
California	512	181,435,271	53.23	6.657	672	354,366	81.96	28.94
Colorado	60	12,499,641	3.67	6.944	636	208,327	84.32	56.37
Connecticut	4	808,069	0.24	7.786	600	202,017	87.83	77.95
District of Columbia	6	1,607,580	0.47	7.913	668	267,930	83.11	31.38
Florida	67	12,278,487	3.60	6.999	656	183,261	80.36	37.01
Georgia	19	2,791,941	0.82	7.222	667	146,944	84.02	42.10
Idaho	7	962,127	0.28	6.502	665	137,447	78.94	59.74
Illinois	153	29,182,756	8.56	7.546	639	190,737	83.48	45.65
Indiana	6	533,454	0.16	8.223	606	88,909	90.63	71.66
Iowa	24	2,178,016	0.64	8.067	618	90,751	84.77	87.42
Kansas	20	1,730,841	0.51	7.890	617	86,542	82.10	62.42
Kentucky	5	439,416	0.13	8.065	591	87,883	83.13	79.97
Louisiana	8	674,669	0.20	8.178	579	84,334	84.31	81.67
Maine	1	117,517	0.03	7.750	662	117,517	80.00	0.00
Maryland	35	10,244,540	3.01	7.450	659	292,701	80.28	27.75
Massachusetts	52	13,768,231	4.04	7.165	651	264,774	81.56	34.66
Michigan	16	3,167,609	0.93	7.204	619	197,976	83.08	53.66
Minnesota	26	4,748,942	1.39	7.260	640	182,652	84.84	49.49
Mississippi	5	541,140	0.16	6.895	616	108,228	81.39	82.29
Missouri	37	3,577,044	1.05	7.840	597	96,677	81.97	73.07
Nebraska	14	1,713,264	0.50	7.543	624	122,376	80.50	57.08
Nevada	17	4,461,974	1.31	7.192	637	262,469	85.46	54.11
New Hampshire	8	1,905,752	0.56	7.574	640	238,219	88.73	47.83
New Jersey	10	2,449,035	0.72	7.469	593	244,904	80.49	60.54
New Mexico	2	343,189	0.10	6.464	719	171,594	73.03	24.48
North Carolina	6	706,378	0.21	8.025	616	117,730	86.71	55.70
Oklahoma	8	750,671	0.22	7.668	603	93,834	87.23	72.32
Oregon	3	424,967	0.12	8.356	578	141,656	85.36	48.67
Pennsylvania	5	342,291	0.10	7.873	579	68,458	86.46	69.26
Rhode Island	4	678,888	0.20	6.947	629	169,722	79.82	79.97
South Carolina	12	1,326,493	0.39	7.296	627	110,541	86.07	55.93
Tennessee	26	3,195,388	0.94	7.360	654	122,900	79.68	44.06
Texas	82	10,427,897	3.06	7.339	639	127,169	81.66	45.72
Utah	9	1,286,622	0.38	7.331	622	142,958	76.51	28.24
Virginia	28	6,928,602	2.03	7.326	652	247,450	83.93	37.80
Washington	46	9,495,579	2.79	7.016	629	206,426	82.55	63.71
West Virginia	1	66,736	0.02	8.950	534	66,736	85.00	100.00
Wisconsin	9	1,364,812	0.40	8.217	622	151,646	82.72	46.44
Wyoming	2	148,500	0.04	7.185	631	74,250	71.23	100.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

No more than approximately 0.94% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	13	$1,158,099	0.34%	7.044%	613	$89,085	39.89%	71.48%
50.01% to 55.00%	8	1,098,544	0.32	7.022	611	137,318	52.04	40.66
55.01% to 60.00%	11	1,317,997	0.39	7.447	581	119,818	58.02	41.47
60.01% to 65.00%	13	2,327,219	0.68	7.177	628	179,017	63.38	46.53
65.01% to 70.00%	50	10,212,915	3.00	7.241	609	204,258	68.82	49.49
70.01% to 75.00%	67	11,231,525	3.30	7.407	620	167,635	73.82	42.45
75.01% to 80.00%	649	162,911,567	47.79	6.789	675	251,019	79.81	24.10
80.01% to 85.00%	277	75,485,431	22.15	7.033	657	272,511	84.80	30.23
85.01% to 90.00%	284	65,366,965	19.18	7.114	630	230,165	89.78	72.47
90.01% to 95.00%	44	9,753,499	2.86	7.445	652	221,670	94.84	77.47
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.11% to 95.00% and the weighted average Original Loan-to-Value was approximately 82.31%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	887	$231,700,270	67.97%	6.840%	675	$261,218	82.61%	30.31%
Refinance - Cashout	340	68,099,145	19.98	7.290	617	200,292	81.35	55.51
Refinance - Rate Term	189	41,064,346	12.05	7.132	624	217,272	82.21	52.85
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	5	$948,539	0.28%	7.811%	675	$189,708	85.37%	15.57%
Single Family Detached	1,056	254,528,732	74.67	6.967	657	241,031	82.19	36.65
Rowhouse	1	63,959	0.02	8.250	565	63,959	80.00	100.00
Townhouse	3	328,103	0.10	7.967	682	109,368	78.12	0.00
Condominium	129	29,162,701	8.56	6.948	666	226,067	82.39	39.80
Two-to-Four Family	25	6,474,917	1.90	7.232	689	258,997	80.48	32.34
Planned Unit Development	197	49,356,810	14.48	6.903	649	250,542	83.10	45.65
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	665	$129,725,933	38.06%	6.961%	620	$195,077	83.97%	100.00%
Stated Income Wage Earner	376	107,103,818	31.42	6.934	695	284,851	81.49	0.00
Stated Income Self Employed	256	70,278,026	20.62	7.046	675	274,524	80.27	0.00
24 Month Bank Statements	54	15,759,721	4.62	6.848	638	291,847	81.88	0.00
12 Month Bank Statements	56	15,536,810	4.56	6.981	646	277,443	83.76	0.00
Limited Documentation	7	2,228,512	0.65	6.942	651	318,359	81.05	0.00
1099	2	230,940	0.07	6.119	705	115,470	91.42	0.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,300	$319,453,418	93.72%	6.934%	655	$245,733	82.43%	38.51%
Investment	109	19,703,408	5.78	7.458	683	180,765	80.63	30.84
Second Home	7	1,706,935	0.50	7.019	665	243,848	78.99	37.15
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	518	$127,392,512	37.37%	6.940%	661	$245,931	82.00%	35.45%
1	569	134,848,194	39.56	6.931	656	236,992	82.21	39.37
2	305	73,799,363	21.65	7.056	652	241,965	83.06	41.49
3	21	4,235,796	1.24	7.260	659	201,705	82.16	16.01
4	2	239,896	0.07	7.437	587	119,948	80.17	75.03
6	1	348,000	0.10	6.150	782	348,000	80.00	0.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	292	$59,879,463	17.57%	7.573%	646	$205,067	82.41%	41.76%
6 Months	19	1,462,581	0.43	7.733	619	76,978	81.56	73.87
12 Months	18	5,710,388	1.68	7.646	653	317,244	82.66	24.55
24 Months	956	242,993,151	71.29	6.825	662	254,177	82.17	35.80
30 Months	84	20,556,769	6.03	6.675	647	244,723	83.24	40.06
36 Months	47	10,261,409	3.01	6.830	638	218,328	83.16	68.43
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$175,608	0.05%	7.500%	0	$175,608	80.00%	0.00%
500 to 500	2	301,280	0.09	7.601	500	150,640	90.00	100.00
501 to 525	38	4,740,724	1.39	8.160	515	124,756	82.51	96.49
526 to 550	90	13,814,967	4.05	7.852	537	153,500	82.83	80.77
551 to 575	114	19,837,656	5.82	7.660	564	174,015	83.49	73.93
576 to 600	137	28,479,699	8.36	7.339	589	207,881	81.61	75.48
601 to 625	145	31,871,918	9.35	7.177	615	219,806	82.89	70.24
626 to 650	188	45,345,650	13.30	6.910	639	241,200	82.63	48.10
651 to 675	231	60,206,787	17.66	6.888	664	260,635	81.97	20.88
676 to 700	208	58,661,067	17.21	6.734	687	282,024	81.94	13.81
701 to 725	121	35,583,508	10.44	6.703	712	294,079	82.17	13.12
726 to 750	61	17,775,118	5.21	6.497	737	291,395	82.22	15.22
751 to 775	47	12,877,668	3.78	6.519	761	273,993	81.87	16.95
776 to 800	25	8,313,222	2.44	6.550	784	332,529	82.80	23.58
801 to 817	8	2,878,891	0.84	6.312	807	359,861	83.58	39.70
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 817 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 657.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	59	$14,598,032	4.28%	7.052%	642	$247,424	84.39%	63.05%
A	1,149	295,147,781	86.59	6.861	669	256,874	82.18	32.10
A-	76	13,720,677	4.03	7.558	568	180,535	84.18	74.87
B+	43	6,115,948	1.79	7.839	530	142,231	88.76	91.46
B	55	7,104,089	2.08	8.104	558	129,165	80.39	82.45
C	27	2,757,710	0.81	8.682	535	102,137	73.98	95.30
D	7	1,419,523	0.42	9.222	560	202,789	66.50	100.00
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
5.001% to 5.500%	399	$112,439,094	32.99%	6.556%	682	$281,802	81.76%	36.63%
5.501% to 6.000%	610	154,117,689	45.21	6.970	647	252,652	83.10	41.51
6.001% to 6.500%	407	74,306,977	21.80	7.575	640	182,572	81.49	33.06
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 5.200% per annum to 6.250% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.781% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	117	$39,185,842	11.50%	5.799%	694	$334,922	80.87%	51.67%
12.001% to 12.500%	240	74,023,866	21.72	6.341	683	308,433	81.65	34.34
12.501% to 13.000%	380	102,119,313	29.96	6.842	658	268,735	82.66	34.85
13.001% to 13.500%	219	52,312,967	15.35	7.326	648	238,872	82.89	35.31
13.501% to 14.000%	234	43,651,907	12.81	7.820	629	186,547	83.12	34.91
14.001% to 14.500%	102	15,483,090	4.54	8.287	612	151,795	84.33	43.62
14.501% to 15.000%	88	10,746,269	3.15	8.768	580	122,117	80.98	56.79
15.001% to 15.500%	24	1,972,642	0.58	9.243	561	82,193	82.34	56.15
15.501% to 16.000%	12	1,367,864	0.40	9.800	562	113,989	72.32	57.92
Total:	**1,416**	***$340,863,761***	***100.00%***	***6.965%***	***657***	***$240,723***	***82.31%***	***38.06%***

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.150% per annum to 15.950% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.965% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
March 2006	1	$348,000	0.10%	6.150%	782	$348,000	80.00%	0.00%
May 2006	2	239,896	0.07	7.437	587	119,948	80.17	75.03
June 2006	20	4,053,770	1.19	7.229	665	202,688	82.26	16.73
July 2006	288	69,760,488	20.47	7.073	654	242,224	83.13	38.96
August 2006	544	129,911,982	38.11	6.921	656	238,809	82.09	38.46
September 2006	492	121,569,575	35.67	6.948	661	247,093	81.95	34.68
October 2006	4	1,369,992	0.40	6.125	666	342,498	81.80	42.04
June 2007	1	182,027	0.05	7.950	528	182,027	80.00	0.00
July 2007	17	4,038,875	1.18	6.758	616	237,581	81.85	85.25
August 2007	25	4,936,211	1.45	7.192	650	197,448	85.20	63.21
September 2007	22	4,452,945	1.31	6.976	655	202,407	83.34	54.55
Total:	**1,416**	**$340,863,761**	**100.00%**	**6.965%**	**657**	**$240,723**	**82.31%**	**38.06%**

Assumed Mortgage Pools

Group 1 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	58,179,259.02	360	359	359	7.718	7.214	13.718	7.718	5.778	3.000	1.000	6	8/1/06	0
2/28 ARM / 6 Month Penalty (LIBOR)	4,007,664.24	360	359	359	7.664	7.160	13.664	7.664	6.060	3.000	1.000	6	8/1/06	0
2/28 ARM / 1 Year Penalty (LIBOR)	2,672,630.95	360	359	359	7.244	6.740	13.244	7.244	5.874	3.000	1.000	6	8/1/06	0
2/28 ARM / 1.5 Year Penalty (LIBOR)	90,534.00	360	360	360	8.200	7.696	14.200	8.200	6.250	3.000	1.000	6	9/1/06	0
2/28 ARM / 2 Year Penalty (LIBOR)	141,185,168.28	360	359	359	7.243	6.739	13.243	7.243	5.895	3.000	1.000	6	8/1/06	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	12,055,530.88	360	359	359	7.206	6.702	13.206	7.206	5.928	3.000	1.000	6	8/1/06	0
2/28 ARM / 3 Year Penalty (LIBOR)	772,629.91	360	358	358	7.909	7.405	13.909	7.909	5.991	3.000	1.000	6	7/1/06	0
3/27 ARM / No Penalty (LIBOR)	2,872,181.46	360	359	359	7.431	6.927	13.431	7.431	5.636	3.000	1.000	6	8/1/07	0
3/27 ARM / 6 Month Penalty (LIBOR)	343,740.38	360	359	359	6.959	6.455	12.959	6.959	5.891	3.000	1.000	6	8/1/07	0
3/27 ARM / 1 Year Penalty (LIBOR)	206,882.12	360	358	358	7.350	6.846	13.350	7.350	6.000	3.000	1.000	6	7/1/07	0
3/27 ARM / 2.5 Year Penalty (LIBOR)	161,500.00	360	360	360	8.250	7.746	14.250	8.250	6.250	3.000	1.000	6	9/1/07	0
3/27 ARM / 3 Year Penalty (LIBOR)	9,102,182.15	360	359	359	7.002	6.498	13.002	7.002	5.784	3.000	1.000	6	8/1/07	0
2/28 ARM / No Penalty IO (LIBOR)	33,640,016.91	360	359	300	7.642	7.138	13.642	7.642	5.776	3.000	1.000	6	8/1/06	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	1,879,297.10	360	359	300	7.335	6.831	13.335	7.335	5.756	3.000	1.000	6	8/1/06	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	5,185,574.66	360	359	300	7.649	7.145	13.649	7.649	6.131	3.000	1.000	6	8/1/06	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	234,938,463.93	360	359	300	6.809	6.305	12.809	6.809	5.750	3.000	1.000	6	8/1/06	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	16,536,451.07	360	359	300	6.682	6.178	12.682	6.682	5.786	3.000	1.000	6	8/1/06	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	1,507,115.00	360	359	300	6.638	6.134	12.638	6.638	5.725	3.000	1.000	6	8/1/06	60
3/27 ARM / No Penalty IO (LIBOR)	453,900.00	360	360	300	7.686	7.182	13.686	7.686	6.125	3.000	1.000	6	9/1/07	60
3/27 ARM / 6 Month Penalty IO (LIBOR)	187,900.00	360	359	300	7.131	6.627	13.131	7.131	6.008	3.000	1.000	6	8/1/07	60
3/27 ARM / 2 Year Penalty IO (LIBOR)	275,000.00	360	358	300	5.600	5.096	11.600	5.600	5.500	3.000	1.000	6	7/1/07	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	12,203,303.89	360	359	300	6.564	6.060	12.564	6.564	5.634	3.000	1.000	6	8/1/07	60
5/25 ARM / 3 Year Penalty IO (CMT)	270,517.47	360	358	300	6.583	6.079	12.583	6.583	5.723	2.000	2.000	12	7/1/09	60

Group 2 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	38,445,824.69	360	359	359	7.662	7.158	13.662	7.662	5.803	3.000	1.000	6	8/1/06	0
2/28 ARM / 6 Month Penalty (LIBOR)	1,336,290.10	360	359	359	7.826	7.322	13.826	7.826	6.038	3.000	1.000	6	8/1/06	0
2/28 ARM / 1 Year Penalty (LIBOR)	1,961,488.97	360	359	359	7.497	6.993	13.497	7.497	5.927	3.000	1.000	6	8/1/06	0
2/28 ARM / 2 Year Penalty (LIBOR)	89,257,025.01	360	359	359	7.084	6.580	13.084	7.084	5.854	3.000	1.000	6	8/1/06	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	7,665,274.84	360	359	359	7.051	6.547	13.051	7.051	5.951	3.000	1.000	6	8/1/06	0
2/28 ARM / 3 Year Penalty (LIBOR)	426,034.79	360	359	359	6.948	6.444	12.948	6.948	5.735	3.000	1.000	6	8/1/06	0
3/27 ARM / No Penalty (LIBOR)	2,421,717.24	360	359	359	7.628	7.124	13.628	7.628	5.870	3.000	1.000	6	8/1/07	0
3/27 ARM / 6 Month Penalty (LIBOR)	126,291.17	360	359	359	6.750	6.246	12.750	6.750	5.750	3.000	1.000	6	8/1/07	0
3/27 ARM / 2 Year Penalty (LIBOR)	525,082.64	360	360	360	7.615	7.111	13.615	7.615	5.776	3.000	1.000	6	9/1/07	0
3/27 ARM / 2.5 Year Penalty (LIBOR)	346,592.94	360	358	358	7.523	7.019	13.523	7.523	6.131	3.000	1.000	6	7/1/07	0
3/27 ARM / 3 Year Penalty (LIBOR)	5,250,973.83	360	359	359	7.075	6.571	13.075	7.075	5.824	3.000	1.000	6	8/1/07	0
2/28 ARM / No Penalty IO (LIBOR)	18,656,921.37	360	359	300	7.406	6.902	13.406	7.406	5.740	3.000	1.000	6	8/1/06	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	3,748,899.13	360	359	300	7.723	7.219	13.723	7.723	6.170	3.000	1.000	6	8/1/06	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	153,211,042.90	360	359	300	6.671	6.167	12.671	6.671	5.714	3.000	1.000	6	8/1/06	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	12,544,901.12	360	359	300	6.422	5.918	12.422	6.422	5.763	3.000	1.000	6	8/1/06	60
3/27 ARM / No Penalty IO (LIBOR)	355,000.00	360	358	300	6.350	5.846	12.350	6.350	5.200	3.000	1.000	6	7/1/07	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	4,584,400.00	360	359	300	6.538	6.034	12.538	6.538	5.813	3.000	1.000	6	8/1/07	60

ABS New Transaction

Computational Materials

$[ ] (approximate)
Fieldstone Mortgage Investment Trust
Series 2004-4

FIELDSTONE
INVESTMENT CORPORATION

Fieldstone Investment Corp.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Mortgage Investors
Depositor

Chase Mortgage
Sub-Servicer

September 15, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Pool Data

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Pool Summary	
Total Issue Balance (USD)	
Original Mortgage Pool Balance (USD)	879,846,125
Current Mortgage Pool Balance (USD)	879,591,204
Total Number of Loans	4,624
Average Loan Balance (USD)	190,223
1st lien (%age)	100.0%
2nd lien (%age)	0.0%
WA FICO	652
- Minimum FICO	500
- Maximum FICO	817
WA LTV	82.1%
- Minimum LTV	19.5%
- Maximum LTV	95.0%
WA DTI	41.8%
- Minimum DTI	1.9%
- Maximum DTI	60.5%
WA Age (Months)	1
WA Remaining Term (Months)	359
Aquired Loans	0.0%
North California (% of Pool)	10.1%
South California (% of Pool)	32.6%

North California	
% of State	10.1%
WA FICO	668
- Minimum FICO	504
- Maximum FICO	801
WA LTV	82.11
- Minimum LTV	19.48
- Maximum LTV	95
Highest Zip-Code Density (% of State)	0.69
Zip-Code with Highest Density	94509

South California	
% of State	32.6%
WA FICO	668
Minimum FICO	500
Maximum FICO	808
WA LTV	81.02
Minimum LTV	26.15
Maximum LTV	95
Highest Zip-Code Density (% of State)	1.26
Zip-Code with Highest Density	92027

Classification	Total	Check
Mortgage Type	879,591,204	
Loan-to-Value	879,591,204	
FICO	879,591,204	
Purpose	879,591,204	
Occupancy	879,591,204	
Loan Balance	879,591,204	
Property Type	879,591,204	
Documentation Type	879,591,204	
Fixed Period	879,591,204	
Debt-to-Income Ratio	879,591,204	
Geographic Distribution	879,591,204	

Per Annum Fees	
Servicer Fees	0.5035
Cost of Carry	

Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM			
Classic 15yr FRM			
Classic ARM			
Classic 15/30 Balloon			
Classic 5/1 Hybrid	82%	667	500,178,705
Classic 5/1 IO Hybrid	82%	631	379,412,500
5/1 Hybrid w/3 year IO feature			

LTV	WA LTV	WA FICO	Balance
0.01-20.00	19%	574	63,900
20.01-25.00			
25.01-30.00	28%	630	534,166
30.01-35.00	31%	619	528,908
35.01-40.00	38%	547	99,961
40.01-45.00	42%	616	786,487
45.01-50.00	48%	602	2,581,939
50.01-55.00	52%	603	3,859,985
55.01-60.00	58%	591	4,341,132
60.01-65.00	63%	614	8,926,959
65.01-70.00	69%	612	27,731,817
70.01-75.00	74%	611	28,919,800
75.01-80.00	80%	672	433,210,884
80.01-85.00	85%	648	160,165,826
85.01-90.00	90%	624	184,637,021
90.01-95.00	95%	649	23,202,420
95.01-100.00			

FICO	WA LTV	WA FICO	Balance
321 - 340			
341 - 360			
361 - 380			
381 - 400			
401 - 420			
421 - 440			
441 - 460			
461 - 480			
481 - 500	87%	500	596,248
501 - 520	80%	511	11,826,675
521 - 540	82%	532	33,590,272
541 - 560	82%	551	38,117,328
561 - 580	83%	571	46,689,887
581 - 600	83%	591	54,087,534
601 - 620	83%	611	63,180,085
621 - 640	82%	631	99,769,800
641 - 660	82%	651	107,802,119
661 - 680	82%	670	136,675,696
681 - 700	81%	689	104,950,741
701 - 720	82%	710	77,441,740
721 - 740	82%	729	42,556,016
741 - 760	82%	750	28,433,195
761 - 780	82%	769	20,175,234
781 - 800	81%	788	9,918,829
801 - 820	83%	806	3,604,196
> 820			
Unknown	80%		175,608

Pool Data

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LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00			
20.01-25.00			
25.01-30.00			
30.01-35.00			
35.01-40.00			
40.01-45.00			
45.01-50.00			
50.01-55.00			
55.01-60.00			
60.01-65.00			
65.01-70.00			
70.01-75.00			
75.01-80.00			
80.01-85.00			
85.01-90.00			
90.01-95.00			
95.01-100.00			

Purpose	WA LTV	WA FICO	Balance
Purchase	82%	671	578,148,148
Cash-Out/Refinancing	81%	613	188,390,844
Refinancing	82%	619	113,052,212

Occupancy	WA LTV	WA FICO	Balance
Owner	82%	649	811,322,922
Investment	80%	680	65,181,709
2nd Home	77%	661	3,086,573

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	82%	635	335,068,302
<$400,000	82%	660	443,775,790
<$600,000	82%	669	93,775,211
>$600,000	79%	686	6,971,901

Property Type	WA LTV	WA FICO	Balance
SFR	82%	649	634,484,751
PUD	83%	649	134,643,609
CND	82%	663	86,347,773
2-4 Family	81%	688	24,115,071

Documentation Type	WA LTV	WA FICO	Balance
Full	83%	618	379,480,029
Reduced	83%	635	33,881,814
SISA	83%	639	47,432,106
NISA			
NINA			
NAV			
No Ratio			
Alt	81%	685	418,797,255

Fixed Period (Months)	WA LTV	WA FICO	Balance
1			
3			
6			
12			
24	82%	652	839,904,039
36	82%	644	39,416,648
60	88%	718	270,517
84			
>=120			

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	80%	635	1,599,235
5.01 - 10.00	82%	644	2,757,024
10.01 - 15.00	80%	634	4,551,723
15.01 - 20.00	81%	634	13,299,088
20.01 - 25.00	79%	637	23,399,208
25.01 - 30.00	81%	633	40,509,477
30.01 - 35.00	81%	638	69,512,955
35.01 - 40.00	82%	650	115,891,957
40.01 - 45.00	82%	659	208,383,955
45.01 - 50.00	83%	657	379,153,901
50.01 - 55.00	80%	603	19,426,101
> 55.00	84%	610	930,973
Unknown	80%		175,608

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Geographic Distribution	WA LTV	WA FICO	Balance
AK			
AL			
AR	85%	616	3,675,717
AS			
AZ	83%	648	40,516,805
CA	81%	668	375,718,009
CO	84%	638	56,444,869
CT	84%	609	1,817,503
CZ			
DC	82%	688	2,818,089
DE	80%	643	113,507
FL	81%	644	33,768,628
GA	84%	654	8,954,055
GU			
HI			
IA	85%	603	8,865,089
ID	80%	622	2,965,572
IL	83%	641	83,739,035
IN	86%	607	2,741,180
KS	82%	620	8,149,443
KY	85%	558	1,451,610
LA	83%	623	2,498,095
MA	81%	654	36,440,841
MD	81%	655	21,076,052
ME	79%	718	258,785
MI	84%	621	12,629,975
MN	83%	655	11,704,427
MO	83%	603	12,702,483
MS	79%	622	1,090,412
MT			
NC	85%	609	2,321,155
ND	90%	568	73,800
NE	81%	628	4,109,371
NH	84%	647	5,327,750
NJ	80%	618	5,209,921
NM	79%	652	1,652,142
NV	83%	640	13,144,898
NY			
OH	88%	614	405,002
OK	85%	618	2,377,570
OR	84%	613	2,065,151
OT			
PA	83%	600	1,817,028
PR			
RI	81%	659	2,035,613
SC	83%	627	4,003,685
SD			
TN	82%	639	8,986,516
TT			
TX	82%	639	30,251,976
UT	82%	640	11,777,239
VA	84%	657	17,253,486
VI			
VT			
WA	83%	634	32,724,270
WI	83%	624	3,429,394
WV	74%	580	336,555
WY	71%	631	148,500